Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

Direct Dial Number
+1-212-455-3974

E-mail Address
jonathan.gaines@stblaw.com

April 9, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BlackRock TCP Capital Corp.
File No. 814-00899
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of BlackRock TCP Capital Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of two complaints, each filed in the United States District Court for the Central District of California:

- the class action complaint filed in case 2:26-cv-01102 filed on February 3, 2026 by Cory Burnell, individually and on behalf of all others similarly situated, as plaintiff, against the Company and certain of its current and former executive officers as the defendants; and

- the verified shareholder derivative complaint filed in case 2:26-cv-01968 filed on February 24, 2026 by Daniel Terwilliger, derivatively, on behalf of the Company, as plaintiff, against the Company as the nominal defendant and against certain current and former executive officers and directors of the Company as the defendants.

Any questions or comments on this submission should be directed to the undersigned at (212) 455-3974.

Very truly yours,

/s/ Jonathan H. Gaines
Jonathan H. Gaines

cc: Diana Huffman, BlackRock TCP Capital Corp.

Robert V. Prongay (SBN 270796)
rprongay@glancylaw.com
Charles H. Linehan (SBN 307439)
clinehan@glancylaw.com
GLANCY PRONGAY WOLKE & ROTTER LLP
1925 Century Park East, Suite 2100
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Counsel for Plaintiff Cory Burnell

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

CORY BURNELL, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. BLACKROCK TCP CAPITAL CORP., RAJ VIG, PHIL TSENG, and ERIK L. CUELLAR, Defendants.	Case No. **CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS** **DEMAND FOR JURY TRIAL**

Plaintiff Cory Burnell ("Plaintiff"), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to those allegations concerning Plaintiff, which are alleged upon personal knowledge. Plaintiff's information and belief is based upon, among other things, his counsel's investigation, which includes without limitation: (a) review and analysis of regulatory filings made by BlackRock TCP Capital Corp. ("BlackRock TCP" or the "Company") with the United States ("U.S.") Securities and Exchange Commission ("SEC"); (b) review and analysis of press releases and media reports issued by and disseminated by BlackRock TCP; and (c) review of other publicly available information concerning BlackRock TCP.

NATURE OF THE ACTION AND OVERVIEW

1. This is a class action on behalf of persons and entities that purchased or otherwise acquired BlackRock TCP securities between November 6, 2024 and January 23, 2026, inclusive (the "Class Period"). Plaintiff pursues claims against the Defendants under the Securities Exchange Act of 1934 (the "Exchange Act").

2. BlackRock TCP is a business development company which raises funds from investors and then use those funds to make loans to small and midsize businesses as an alternative to bank financing. BlackRock TCP then seeks to generate returns through a combination of contractual interest payments on its debt investments, origination and similar fees, and, to a lesser extent, equity appreciation. The Company's typical investments are in middle-market companies, which it generally defines as those with enterprise values between $100 million and $1.5 billion.

3. Investors in BlackRock TCP rely on key financial metrics like "net asset value" in quarterly reports provided by the Company in order to gauge the health of the Company, and whether or not they want to buy or sell shares. Net asset value directly impacts the trading price of the Company's shares, its ability to raise capital, and compliance with regulatory requirements.

4. Net asset value (or "NAV") refers to the value of the Company's underlying assets, minus their total liabilities. Otherwise stated, the net asset value is roughly equal to the estimated value of the underlying assets of the Company, if the Company were to sell those assets and pay off its liabilities. Calculating net asset value therefore depends on the Company making an estimate of the fair value of their assets. Throughout the Class Period, the Company alleged that "[a]ll investments are valued at least quarterly" with the exception of certain investments which comprised less than 5% of the assets of the Company.

5. Prior to the start of the Class Period, the Company's NAV per share was $11.90 as of December 31, 2023.

6. On February 27, 2025, before the market opened, Company issued a press release announcing financial results for the fourth quarter and year ended December 31, 2024. The press release disclosed that the Company's portfolio had significantly weakened during the 2024 fiscal year. Specifically, the press release revealed the number of portfolio companies on non-accrual status had more than doubled, and as a result, ***debt investments on non-accrual status at cost increased by 289%*** (from 3.7% to 14.4% of the portfolio). Moreover, the press release revealed that the Company's ***NAV had fallen 22.44%*** year over year to $9.23 per share.[1] Total losses, both realized and unrealized, were revealed to have ballooned to $194,895,042 for the fiscal year, a ***186% increase*** year over year, in large part due to a newly added $72.3 million net unrealized loss within the fourth quarter. Despite this, the press release alleged the NAV of the Company was accurate at $9.23 per share, and that "***the vast majority of [the Company's] portfolio continued to perform well***," and the Company was " working closely with [its] borrowers and sponsors to resolve the portfolio issues."

---

[1] Unless otherwise stated, all emphasis in bold and italics hereinafter is added.

7. On this news, the Company's stock price fell $0.90, or 9.64%, to close at $8.44 per share on February 27, 2025, on unusually heavy trading volume.

8. On January 23, 2026, after market hours, BlackRock TCP disclosed certain fourth quarter and full year 2025 financial results, including that the Company's NAV per share as of December 31, 2025 was, in fact in the range of $7.05 to $7.09, ***19% less than reported the prior quarter*** and ***23.4% less than reported the prior year.***

9. On this news, BlackRock TCP's stock price fell $0.76, or 12.97%, to close at $5.10 per share on January 26, 2026, on unusually heavy trading volume.

10. Throughout the Class Period, Defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company's investments were not being timely and/or appropriately valued; (2) the Company's efforts at portfolio restructuring were not effectively resolving challenged credits or improving the quality of the portfolio; (3) as a result, the Company's unrealized losses were understated; (4) as a result, the Company's NAV was overstated; and (5) that, as a result of the foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis.

11. As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

JURISDICTION AND VENUE

12. The claims asserted herein arise under Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. § 240.10b-5).

13. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act (15 U.S.C. § 78aa).

14. Venue is proper in this Judicial District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)). Substantial acts in furtherance of the alleged fraud or the effects of the fraud have occurred in this Judicial District. Many of the acts charged herein, including the dissemination of materially false and/or misleading information, occurred in substantial part in this Judicial District. In addition, the Company's principal executive offices are located in this District.

15. In connection with the acts, transactions, and conduct alleged herein, Defendants directly and indirectly used the means and instrumentalities of interstate commerce, including the United States mail, interstate telephone communications, and the facilities of a national securities exchange.

PARTIES

16. Plaintiff Cory Burnell, as set forth in the accompanying certification, incorporated by reference herein, purchased BlackRock TCP securities during the Class Period, and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

17. Defendant BlackRock TCP is incorporated under the laws of Delaware with its principal executive offices located in Santa Monica, California. BlackRock TCP's common stock trades on the NASDAQ stock market under the symbol "TCPC."

18. Defendant Raj Vig ("Vig") was the Company's Chief Executive Officer ("CEO") from August 5, 2021, until the close of business on November 6, 2024.

19. Defendant Phil Tseng ("Tseng") has been the Company's CEO since November 7, 2024.

20. Defendant Erik L. Cuellar ("Cuellar") was the Company's Chief Financial Officer ("CFO") at all relevant times.

21. Defendants Vig, Tseng, and Cuellar (collectively the "Individual Defendants"), because of their positions with the Company, possessed the power and

authority to control the contents of the Company's reports to the SEC, press releases and presentations to securities analysts, money and portfolio managers and institutional investors, i.e., the market. The Individual Defendants were provided with copies of the Company's reports and press releases alleged herein to be misleading prior to, or shortly after, their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions and access to material non-public information available to them, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to, and were being concealed from, the public, and that the positive representations which were being made were then materially false and/or misleading. The Individual Defendants are liable for the false statements pleaded herein.

SUBSTANTIVE ALLEGATIONS

Background

22. BlackRock TCP is a Business Development Company ("BDC"). A BDC raises funds from investors and then use those funds to make loans to small and midsize businesses as an alternative to bank financing. The BDC then seeks to generate returns through a combination of contractual interest payments on its debt investments, origination and similar fees, and, to a lesser extent, equity appreciation. The Company's typical investments are in middle-market companies, which it generally defines as those with enterprise values between $100 million and $1.5 billion.

23. Investors in BlackRock TCP rely on key financial metrics like Net Asset Value (NAV) in quarterly reports provided by the Company in order to gauge the health of the Company, and whether or not they want to buy or sell shares. NAV refers to the value of the Company's underlying assets, minus their total liabilities. Otherwise stated, the NAV is roughly equal to the estimated value of the underlying assets the Company, if the Company were to sell those assets and pay off its liabilities.

Calculating NAV therefore depends on the Company making an estimate of the fair value of their assets.

24. NAV directly impacts the trading price of the Company's shares, its ability to raise capital, and compliance with regulatory requirements. Prior to the start of the Class Period, the Company's NAV per share was $11.90 per share as of December 31, 2023.

25. Throughout the Class Period, the Company alleged that "[a]ll investments are valued at least quarterly" with the exception of investments priced directly by the Company's "Valuation Designee" which in the aggregate comprised less than 5% of the assets of the Company.

26. A valuation designee is an investment advisor which the Company appointed to determine the fair value of its investments in accordance with documented valuation policies and procedures approved by the Board.[2] BlackRock TCP's valuation designee is Tennenbaum Capital Partners, LLC, which is an indirect subsidiary of BlackRock, Inc. While BDC may designate their investment adviser or officers to perform day-to-day fair value determinations, the Company and its Board of Directors retains ultimate responsibility and liability for the fair value of the portfolio.

Materially False and Misleading

Statements Issued During the Class Period

27. The Class Period begins on November 6, 2024. On that day, the Company issued a press release announcing its financial results for the third quarter ended September 30, 2024. The press release touted the Company's alleged financial results, including its alleged NAV and debt investments on non-accrual status. The press release further purported to reassure investors that the Company "showed signs

[2] In accordance with SEC Rule 2a-5, adopted pursuant to the Investment Company Act of 1940, Section 2(a).

of improvement since last quarter as non-accrual investments declined" and that while an "additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV" the Company was "working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues." Specifically, the press release stated as follows, in relevant part:

> • ***Net asset value per share was $10.11 as of September 30, 2024 compared to $10.20 as of June 30, 2024.***
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2024 was $21.6 million, or $0.25 per share***, compared to a $51.3 million, or $0.60 per share, net decrease in net assets from operations for the quarter ended June 30, 2024.
>
> * * *
>
> • As of September 30, 2024, ***debt investments on non-accrual status represented 3.8% of the portfolio at fair value and 9.3% at cost,*** compared to 4.9% of the portfolio at fair value and 10.5% at cost as of June 30, 2024.
>
> * * *
>
> "Our portfolio showed signs of improvement since last quarter as non-accrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV. We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our shareholders."
>
> "At quarter end, our portfolio remained well diversified with 156 investments primarily in senior secured, first-lien loans. We have a strong capital and liquidity position to capitalize on a growing pipeline of attractive investment opportunities to deliver attractive risk-adjusted returns for our shareholders over the long term."
>
> * * *

	Three months ended September 30,							
	2024				2023			
		Amount	Per Share			Amount	Per Share	
Net investment income	$	33,877,641	0.40		$	28,319,912	0.49	
Less: Purchase accounting discount amortization		3,044,864	0.04			—	—	
Adjusted net investment income	$	30,832,777	0.36		$	28,319,912	0.49	
Net realized and unrealized gain (loss)	$	(12,244,681)	(0.14)		$	(15,496,980)	(0.27)	
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500	0.03			—	—	
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)	(0.07)			—	—	
Adjusted net realized and unrealized gain (loss)	$	(9,199,817)	(0.10)		$	(15,496,980)	(0.27)	
Net increase (decrease) in net assets resulting from operations	$	21,632,960	0.25		$	12,822,932	0.22	
Less: Purchase accounting discount amortization		3,044,864	0.04			—	—	
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500	0.03			—	—	
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)	(0.07)			—	—	
Adjusted net increase (decrease) in assets resulting from operations	$	21,632,960	0.25		$	12,822,932	0.22	

28. On November 6, 2024, the Company submitted its quarterly report for the period ended September 30, 2024 on a Form 10-Q filed with the SEC, affirming the previously reported financial results. The report also provided additional alleged details of the Company's per share NAV financial results, and purported to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." Specifically, the quarterly report stated as follows, in relevant part:

> Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.
>
> ***All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company***. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized

exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

* * *

	Nine Months Ended September 30,			
	2024		2023	
Per Common Share				
Per share NAV at beginning of period	$	11.90	$	12.93
Investment operations:				
Net investment income before excise taxes		1.26		1.40
Excise taxes		—		—
Net investment income [(1)]		1.26		1.40
Net realized and unrealized gain (loss) [(1)]		(1.75)		(0.51)
Total from investment operations		(0.49)		0.89
Net decrease in net assets as a result of issuance of shares in connection with the Merger [(2)]		(0.28)		—
Dividends to common shareholders		(1.02)		(1.10)
Per share NAV at end of period	$	10.11	$	12.72
Per share market price at end of period	$	8.29	$	11.74
Total return based on market value [(3)(4)]		(19.3)%		(0.8)%
Total return based on net asset value [(3)(5)]		(6.5)%		6.9%

29. The above statements identified in ¶¶ 27-28 were materially false and/or misleading and failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company's investments were not being timely and/or appropriately valued; (2) the Company's efforts at portfolio restructuring were not effectively resolving challenged credits or improving the quality of the portfolio; (3) as a result, the Company's unrealized losses were understated; (4) as a result, the Company's NAV was overstated; and (5) that, as a result of the foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis.

30. The truth partially emerged on February 27, 2025, before the market opened, when the Company issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2024. The press release disclosed the Company's portfolio had significantly weakened during the 2024 fiscal year.

Specifically, the press release revealed the number of portfolio companies on non-accrual status had more than doubled, and as a result, ***debt investments on non-accrual status at cost increased by 289%*** (from 3.7% to 14.4% of the portfolio). Moreover, the press release revealed that the Company's net asset value had fallen to ***22.44%*** year over year to $9.23 from $11.90 per share in the same period the prior year. Total losses, both realized and unrealized, were revealed to have ballooned to $194,895,042 for the fiscal year, a ***186% increas****e* year over year. Despite this, the press release alleged the NAV of the Company was accurate at $9.23 per share, and that "***the vast majority of our portfolio continued to perform well***, we are working closely with our borrowers and sponsors to resolve the portfolio issues." Specifically, the press release stated as follows, in relevant part:

> • ***Net asset value per share was $9.23*** as of December 31, 2024 compared to $10.11 as of September 30, 2024.
>
> • ***Net decrease in net assets from operations on a GAAP basis for the quarter ended December 31, 2024 was $38.6 million,*** or $0.45 per share, compared to a $21.6 million, or $0.25 per share, net decrease in net assets from operations for the quarter ended September 30, 2024.
>
> * * *
>
> • ***As of December 31, 2024, debt investments on non-accrual status represented 5.6% of the portfolio at fair value and 14.4% at cost,*** compared to 3.8% of the portfolio at fair value and 9.3% at cost as of September 30, 2024.
>
> * * *
>
> ["]***While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results*** in recent quarters. TCPC's new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the portfolio performance to historical levels, said Phil Tseng, Chairman and CEO of BlackRock TCP Capital Corp.

* * *

	Year ended December 31,			
	2024		2023	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 131,757,870	1.65	$ 106,556,758	1.84
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Adjusted net investment income	$ 121,454,116	1.52	$ 106,556,758	1.84
Net realized and unrealized gain (loss)	$ (194,895,042)	(2.45)	$ (68,082,326)	(1.18)
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net realized and unrealized gain (loss)	$ (206,478,136)	(2.59)	$ (68,082,326)	(1.18)
Net increase (decrease) in net assets resulting from operations	$ (63,137,172)	(0.79)	$ 38,474,432	0.67
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net increase (decrease) in assets resulting from operations	$ (85,024,020)	(1.06)	$ 38,474,432	0.67

* * *

Net unrealized losses for the three months ended December 31, 2024 primarily reflects a $50.3 million unrealized loss on our investment in Razor, a $7.3 million unrealized loss on our investment in Securus, a $6.5 million unrealized loss on our investment in Astra, a $4.9 million unrealized loss on our investment in Homerenew Buyer, a $4.1 million unrealized loss on our investment in Pluralsight, a $3.1 million unrealized loss on our investment in Fishbowl and a $3.0 million unrealized loss on our investment in InMoment, partially offset by a $14.8 million reversals of previous unrealized losses of our investment in SellerX. Net decrease in net assets resulting from operations for the three months ended December 31, 2024 was $38.6 million, or $0.45 per share.

31. On this news, the Company's stock price fell $0.90, or 9.64%, to close at $8.44 per share on February 27, 2025, on unusually heavy trading volume.

32. On February 27, 2025, the Company submitted its annual report for the fiscal year ended December 31, 2024 on a Form 10-K filed with the SEC (the "FY24 10-K"). The FY24 10-K affirmed the previously reported financial results. The FY24 10-K further reported details of the Company's per share NAV financial results as follows, in relevant part:

	2024	2023	2022	2021	2020
Per Common Share					
Per share NAV at beginning of period	$ 11.90	$ 12.93	$ 14.36	$ 13.24	$ 13.21
Investment operations:					
Net investment income before excise taxes	1.66	1.85	1.53	1.26	1.43
Excise taxes	0.00	(0.01)	—	—	—
Net investment income [1]	1.66	1.84	1.53	1.26	1.43
Net realized and unrealized gain (loss) [1]	(2.60)	(1.18)	(1.69)	1.17	(0.16)
Total from investment operations	(0.94)	0.66	(0.16)	2.43	1.27
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	(0.28)	—	—	—	
Repurchase of common stock	0.01	—	—	—	0.12
Issuance of convertible debt	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	(0.11)	(0.04)
Cumulative effect adjustment for the adoption of ASU 2020-06 [3]	—	—	0.00	—	—
Ordinary income dividends	(1.46)	(1.69)	(1.27)	(1.20)	(1.13)
Tax basis returns of capital	—	—	—	—	(0.19)
Dividends to common shareholders [4]	(1.46)	(1.69)	(1.27)	(1.20)	(1.32)
Per share NAV at end of period	$ 9.23	$ 11.90	$ 12.93	$ 14.36	$ 13.24
Per share market price at end of period	$ 8.71	$ 11.54	$ 12.94	$ 13.51	$ 11.24
Total return based on market value [5]	(11.9)%	2.2%	5.2%	30.9%	(10.6)%
Total return based on net asset value [6]	(10.2)%	5.1%	-1.1%	17.5%	10.2%

33. The FY24 10-K purported to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company," as follows in relevant part:

> Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.
>
> ***All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with***

> ***the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company.*** Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

34. The FY24 10-K purported to warn of risk which "***could***" or "***may***" negatively impact the Company including that the Company's NAV "may" be overstated or that the Company "could" experience a severe declines in net asset value or an "inability of the Company to accurately or reliably value its portfolio." Specifically the FY24 10-K stated as follows, in relevant part:

> ***Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our investments, which could adversely affect the determination of our net asset value.***
>
> * * *
>
> Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair value determinations with respect to any non-traded investments we hold may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. ***As a result, investors purchasing our securities based on an overstated net asset value may pay a higher market price than the value of our investments might warrant.*** Conversely, investors selling securities based on a net asset value that understates the value of our investments may receive a lower market price for their securities than the value of our investments might warrant.
>
> * * *
>
> ***Economic recessions or downturns could impair our portfolio companies and harm our operating results.***
>
> Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, ***our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the values of our investments.*** Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital

> markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
>
> * * *
>
> Inflationary pressures have been elevated in recent years, and there is a risk of the economy entering a recession.
>
> Any such recession would negatively impact the businesses in which we invest and our business. These impacts may include:
>
> • ***severe declines in the market price of our securities or net asset value***;
>
> • ***inability of the Company to accurately or reliably value its portfolio***;

35. On May 8, 2025, the Company issued a press release announcing its financial results for the first quarter ended March 31, 2025. The press release touted the Company's alleged financial results, including its NAV. The press release further purported to reassure investors that the Company "made meaningful progress in strengthening our portfolio in the first quarter" and the Company was seeing "portfolio stabilization." Specifically, the press release stated as follows, in relevant part:

> • ***Net asset value per share was $9.18*** as of March 31, 2025 compared to $9.23 as of December 31, 2024.
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended March 31, 2025 was $20.9 million,*** or $0.25 per share, compared to a $38.6 million, or $0.45 per share, net decrease in net assets from operations for the quarter ended December 31, 2024.
>
> * * *
>
> "***We made meaningful progress in strengthening our portfolio in the first quarter, and we are pleased to see signs of portfolio stabilization.*** Investments on non-accrual loans declined to 4.4% from 5.6% of the portfolio at fair value this quarter, reflecting the exit of four non-accrual investments. Adjusted net investment income and net asset value were stable with last quarter's levels at $0.36 per share and $9.18 per share, respectively," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp.

* * *

	Three months ended March 31,					
	2025			2024		
		Amount	Per Share		Amount	Per Share
Net investment income	$	32,202,669	0.38	$	28,261,273	0.46
Less: Purchase accounting discount amortization		1,502,373	0.02		539,491	0.01
Adjusted net investment income	$	30,700,296	0.36	$	27,721,782	0.45
Net realized and unrealized gain (loss)	$	(11,308,081)	(0.13)	$	(23,204,132)	(0.37)
Less: Realized gain (loss) due to the allocation of purchase discount		2,685,479	0.03		—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(4,187,852)	(0.05)		21,347,357	0.34
Adjusted net realized and unrealized gain (loss)	$	(9,805,708)	(0.11)	$	(44,551,489)	(0.71)
Net increase (decrease) in net assets resulting from operations	$	20,894,588	0.25	$	5,057,141	0.08
Less: Purchase accounting discount amortization		1,502,373	0.02		539,491	0.01
Less: Realized gain (loss) due to the allocation of purchase discount		2,685,479	0.03		—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(4,187,852)	(0.05)		21,347,357	0.34
Adjusted net increase (decrease) in assets resulting from operations	$	20,894,588	0.25	$	(16,829,707)	(0.27)

36. On May 8, 2025, the Company submitted its quarterly report for the period ended March 31, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results. The report also provided additional alleged details of the Company's per share NAV financial results, and purported to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." Specifically, the quarterly report stated as follows, in relevant part:

	Three Months Ended March 31,	
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [1]	0.38	0.45
Net realized and unrealized gain (loss) [1]	(0.14)	(0.59)
Total from investment operations	0.24	(0.14)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.29)	(0.34)
Per share NAV at end of period	$ 9.18	$ 11.14
Per share market price at end of period	$ 8.01	$ 10.43
Total return based on market value [3] [4]	(4.7)%	(6.7)%
Total return based on net asset value [3] [5]	2.6%	(3.6)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

37. On August 7, 2025, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2025. The press release touted the Company's alleged financial results, including its alleged NAV. The press release further purported to reassure investors that the Company "made solid progress in reducing non-accruals" and that "[w]hile net asset value declined, this was driven by

markdowns on previously restructured investments rather than new credit issues." Specifically, the press release stated as follows, in relevant part:

> • ***Net asset value per share was $8.71 as of June 30, 2025*** compared to $9.18 as of March 31, 2025, driven largely by markdowns on previously restructured portfolio companies.
>
> • ***Net decrease in net assets from operations on a GAAP basis for the quarter ended June 30, 2025 was $15.9 million***, or $0.19 per share, compared to a $20.9 million, or $0.25 per share, net increase in net assets from operations for the quarter ended March 31, 2025.

* * *

> "***We made solid progress in reducing non-accruals,*** which declined to 3.7% of the portfolio's fair market value in the second quarter, down from 4.4% last quarter and 5.6% at the end of 2024," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp. "***While net asset value declined, this was driven by markdowns on previously restructured investments rather than new credit issues***. We are actively engaged with these portfolio companies and focused on optimizing outcomes for our shareholders. At the same time, we continue to selectively deploy capital into attractive investment opportunities that align with our stated strategy and our objective of returning our portfolio to historical performance levels."

* * *

	Three months ended June 30,			
	2025		2024	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 27,594,675	0.32	$ 35,825,532	0.42
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Adjusted net investment income	$ 26,301,154	0.31	$ 32,131,026	0.38
Net realized and unrealized gain (loss)	$ (43,501,259)	(0.51)	$ (87,102,049)	(1.02)
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net realized and unrealized gain (loss)	$ (42,207,738)	(0.50)	$ (83,407,543)	(0.98)
Net increase (decrease) in net assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net increase (decrease) in assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)

38. On August 7, 2025, the Company submitted its quarterly report for the period ended June 30, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results. The report also provided additional alleged details of the Company's per share NAV financial results, and purported to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." Specifically, the quarterly report stated as follows, in relevant part:

	Six Months Ended June 30,	
	2025	*2024*
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [1]	0.70	0.87
Net realized and unrealized gain (loss) [1]	(0.64)	(1.61)
Total from investment operations	0.06	(0.74)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.58)	(0.68)
Per share NAV at end of period	$ 8.71	$ 10.20
Per share market price at end of period	$ 7.70	$ 10.80
Total return based on market value [3] [4]	(4.9)%	(0.5)%
Total return based on net asset value [3] [5]	0.7%	(8.6)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a

nationally recognized pricing service or by using quotations from broker-dealers.

39. On November 6, 2025, the Company issued a press release announcing its financial results for the third quarter ended September 30, 2025. The press release touted the Company's alleged financial results, including its NAV. The press release further purported to reassure investors that the Company had made progress "resolving challenged credits, improving the quality of our portfolio" and that the Company had created a "more diversified, lower risk portfolio." Specifically, the press release stated as follows, in relevant part:

> • ***Net asset value per share was $8.71 as of September 30, 2025,*** unchanged from June 30, 2025.
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2025 was $24.4 million,*** or $0.29 per share, compared to a $15.9 million, or $0.19 per share, net decrease in net assets from operations for the quarter ended June 30, 2025.
>
> * * *
>
> "We are encouraged by the progress we have made in executing against the strategic priorities we established at the start of the year – ***resolving challenged credits, improving the quality of our portfolio***, and positioning TCPC to return to historical performance levels," said Phil Tseng, Chairman, CEO, and Co-CIO of BlackRock TCP Capital Corp. "In the third quarter, non-accruals declined to 3.5% of the portfolio's fair market value, down from 3.7% last quarter and 5.6% at the end of 2024. We have also reduced the average position size in our portfolio by making new investments in the current year with an average position size of $7.8 million compared to the average position size of $11.7 million at the end of 2024, creating a ***more diversified, lower risk portfolio.***
>
> * * *

	Three months ended September 30,							
	2025			2024				
		Amount	Per Share		Amount	Per Share		
Net investment income	$	27,281,273	0.32	$	33,877,641	0.40		
Less: Purchase accounting discount amortization		1,645,031	0.02		3,044,864	0.04		
Adjusted net investment income	$	25,636,242	0.30	$	30,832,777	0.36		
Net realized and unrealized gain (loss)	$	(2,911,561)	(0.03)	$	(12,244,681)	(0.14)		
Less: Realized gain (loss) due to the allocation of purchase discount		5,849,398	0.07		2,727,500	0.03		
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(7,494,429)	(0.09)		(5,772,364)	(0.07)		
Adjusted net realized and unrealized gain (loss)	$	(1,266,530)	(0.01)	$	(9,199,817)	(0.10)		
Net increase (decrease) in net assets resulting from operations	$	24,369,712	0.29	$	21,632,960	0.25		
Less: Purchase accounting discount amortization		1,645,031	0.02		3,044,864	0.04		
Less: Realized gain (loss) due to the allocation of purchase discount		5,849,398	0.07		2,727,500	0.03		
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(7,494,429)	(0.09)		(5,772,364)	(0.07)		
Adjusted net increase (decrease) in assets resulting from operations	$	24,369,712	0.29	$	21,632,960	0.25		

40. On November 6, 2025, the Company submitted its quarterly report for the period ended September 30, 2025 on a Form 10-Q filed with the SEC, affirming the previously reported financial results. The report also provided additional alleged details of the Company's per share NAV financial results, and purported to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." Specifically, the quarterly report stated as follows, in relevant part:

	Nine Months Ended September 30,	
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [(1)]	1.02	1.26
Net realized and unrealized gain (loss) [(1)]	(0.67)	(1.75)
Total from investment operations	0.35	(0.49)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [(2)]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.87)	(1.02)
Per share NAV at end of period	$ 8.71	$ 10.11
Per share market price at end of period	$ 6.20	$ 8.29
Total return based on market value [(3)] [(4)]	(18.8)%	(19.3)%
Total return based on net asset value [(3)] [(5)]	3.8%	(6.5)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

41. The above statements identified in ¶¶ 30, 32-40 were materially false and/or misleading and failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants failed to disclose to investors: (1) the Company's investments were not being timely and/or appropriately valued; (2) the Company's efforts at portfolio restructuring were not effectively resolving challenged credits or improving the quality of the portfolio; (3) as a result, the Company's net asset value was overstated; and (4) that, as a result of the

foregoing, Defendants' positive statements about the Company's business, operations, and prospects were materially misleading and/or lacked a reasonable basis..

Disclosures at the End of the Class Period

42. On January 23, 2026, after market hours, when BlackRock TCP disclosed certain fourth quarter and full year 2025 financial results, including that the Company's net asset value per share as of December 31, 2025 was, in fact in the range of $7.05 to $7.09, ***19% less than reported the prior quarter*** and ***23.4% less than reported the prior year.*** Specifically, on that date, the Company issued a press release which stated as follows, in relevant part:

> **Preliminary Financial Estimates:**
>
> We currently preliminarily estimate:
>
> - ***The Company's net asset value per share as of December 31, 2025 to be between approximately $7.05 and $7.09, an anticipated decline of approximately 19.0% during the quarter ended December 31, 2025,*** compared to a net asset value per share of $8.71 as of September 30, 2025. This decline is primarily driven by issuer-specific developments during the quarter.
> - The Company's net investment income per share to be between approximately $0.24 and $0.26 for the three months ended December 31, 2025, which includes approximately 10.9% of payment-in-kind (PIK) income.
> - Debt investments on non-accrual status will represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% of the Company's portfolio at fair value and 7.0% at cost as of September 30, 2025.

43. On this news, BlackRock TCP's stock price fell $0.76, or 12.97%, to close at $5.10 per share on January 26, 2026, on unusually heavy trading volume.

CLASS ACTION ALLEGATIONS

44. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class, consisting of all persons and entities that purchased or otherwise acquired BlackRock TCP securities between November 6, 2024 and January 23, 2026, inclusive, and who were damaged thereby

(the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

45. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, BlackRock TCP's shares actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are at least hundreds or thousands of members in the proposed Class. Millions of BlackRock TCP shares were traded publicly during the Class Period on the NASDAQ. Record owners and other members of the Class may be identified from records maintained by BlackRock TCP or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

46. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

47. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

48. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public during the Class Period omitted and/or misrepresented material facts about the business, operations, and prospects of BlackRock TCP; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

49. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

UNDISCLOSED ADVERSE FACTS

50. The market for BlackRock TCP's securities was open, well-developed and efficient at all relevant times. As a result of these materially false and/or misleading statements, and/or failures to disclose, BlackRock TCP's securities traded at artificially inflated prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired BlackRock TCP's securities relying upon the integrity of the market price of the Company's securities and market information relating to BlackRock TCP, and have been damaged thereby.

51. During the Class Period, Defendants materially misled the investing public, thereby inflating the price of BlackRock TCP's securities, by publicly issuing false and/or misleading statements and/or omitting to disclose material facts necessary to make Defendants' statements, as set forth herein, not false and/or misleading. The statements and omissions were materially false and/or misleading because they failed to disclose material adverse information and/or misrepresented the truth about BlackRock TCP's business, operations, and prospects as alleged herein.

52. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class. As described herein, during the Class Period, Defendants made or caused to be made a series of materially false and/or misleading statements about BlackRock

TCP's financial well-being and prospects. These material misstatements and/or omissions had the cause and effect of creating in the market an unrealistically positive assessment of the Company and its financial well-being and prospects, thus causing the Company's securities to be overvalued and artificially inflated at all relevant times. Defendants' materially false and/or misleading statements during the Class Period resulted in Plaintiff and other members of the Class purchasing the Company's securities at artificially inflated prices, thus causing the damages complained of herein when the truth was revealed.

LOSS CAUSATION

53. Defendants' wrongful conduct, as alleged herein, directly and proximately caused the economic loss suffered by Plaintiff and the Class.

54. During the Class Period, Plaintiff and the Class purchased BlackRock TCP's securities at artificially inflated prices and were damaged thereby. The price of the Company's securities significantly declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

SCIENTER ALLEGATIONS

55. As alleged herein, Defendants acted with scienter since Defendants knew that the public documents and statements issued or disseminated in the name of the Company were materially false and/or misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, the Individual Defendants, by virtue of their receipt of information reflecting the true facts regarding BlackRock TCP, their control over, and/or receipt and/or modification of BlackRock TCP's allegedly materially misleading misstatements and/or their associations with the Company which made

them privy to confidential proprietary information concerning BlackRock TCP, participated in the fraudulent scheme alleged herein.

APPLICABILITY OF PRESUMPTION OF RELIANCE

(FRAUD-ON-THE-MARKET DOCTRINE)

56. The market for BlackRock TCP's securities was open, well-developed and efficient at all relevant times. As a result of the materially false and/or misleading statements and/or failures to disclose, BlackRock TCP's securities traded at artificially inflated prices during the Class Period. On December 12, 2024 the Company's share price closed at a Class Period high of $9.54 per share. Plaintiff and other members of the Class purchased or otherwise acquired the Company's securities relying upon the integrity of the market price of BlackRock TCP's securities and market information relating to BlackRock TCP, and have been damaged thereby.

57. During the Class Period, the artificial inflation of BlackRock TCP's shares was caused by the material misrepresentations and/or omissions particularized in this Complaint causing the damages sustained by Plaintiff and other members of the Class. As described herein, during the Class Period, Defendants made or caused to be made a series of materially false and/or misleading statements about BlackRock TCP's business, prospects, and operations. These material misstatements and/or omissions created an unrealistically positive assessment of BlackRock TCP and its business, operations, and prospects, thus causing the price of the Company's securities to be artificially inflated at all relevant times, and when disclosed, negatively affected the value of the Company shares. Defendants' materially false and/or misleading statements during the Class Period resulted in Plaintiff and other members of the Class purchasing the Company's securities at such artificially inflated prices, and each of them has been damaged as a result.

58. At all relevant times, the market for BlackRock TCP's securities was an efficient market for the following reasons, among others:

(a) BlackRock TCP shares met the requirements for listing, and was listed and actively traded on the NASDAQ, a highly efficient and automated market;

(b) As a regulated issuer, BlackRock TCP filed periodic public reports with the SEC and/or the NASDAQ;

(c) BlackRock TCP regularly communicated with public investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and/or

(d) BlackRock TCP was followed by securities analysts employed by brokerage firms who wrote reports about the Company, and these reports were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

59. As a result of the foregoing, the market for BlackRock TCP's securities promptly digested current information regarding BlackRock TCP from all publicly available sources and reflected such information in BlackRock TCP's share price. Under these circumstances, all purchasers of BlackRock TCP's securities during the Class Period suffered similar injury through their purchase of BlackRock TCP's securities at artificially inflated prices and a presumption of reliance applies.

60. A Class-wide presumption of reliance is also appropriate in this action under the Supreme Court's holding in *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the Class's claims are, in large part, grounded on Defendants' material misstatements and/or omissions. Because this action involves Defendants' failure to disclose material adverse information regarding the Company's business operations and financial prospects—information that Defendants were obligated to disclose—positive proof of reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in making investment decisions.

Given the importance of the Class Period material misstatements and omissions set forth above, that requirement is satisfied here.

NO SAFE HARBOR

61. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to then-existing facts and conditions. In addition, to the extent certain of the statements alleged to be false may be characterized as forward looking, they were not identified as "forward-looking statements" when made and there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. In the alternative, to the extent that the statutory safe harbor is determined to apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the speaker had actual knowledge that the forward-looking statement was materially false or misleading, and/or the forward-looking statement was authorized or approved by an executive officer of BlackRock TCP who knew that the statement was false when made.

FIRST CLAIM

Violation of Section 10(b) of The Exchange Act and

Rule 10b-5 Promulgated Thereunder

Against All Defendants

62. Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

63. During the Class Period, Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; and (ii) cause Plaintiff and other members of the Class to purchase BlackRock

TCP's securities at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each defendant, took the actions set forth herein.

64. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Company's securities in an effort to maintain artificially high market prices for BlackRock TCP's securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued either as primary participants in the wrongful and illegal conduct charged herein or as controlling persons as alleged below.

65. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about BlackRock TCP's financial well-being and prospects, as specified herein.

66. Defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of BlackRock TCP's value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and/or omitting to state material facts necessary in order to make the statements made about BlackRock TCP and its business operations and future prospects in light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of business which operated as a fraud and deceit upon the purchasers of the Company's securities during the Class Period.

67. Each of the Individual Defendants' primary liability and controlling person liability arises from the following facts: (i) the Individual Defendants were high-level executives and/or directors at the Company during the Class Period and members of the Company's management team or had control thereof; (ii) each of these defendants, by virtue of their responsibilities and activities as a senior officer and/or director of the Company, was privy to and participated in the creation, development and reporting of the Company's internal budgets, plans, projections and/or reports; (iii) each of these defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of, and had access to, other members of the Company's management team, internal reports and other data and information about the Company's finances, operations, and sales at all relevant times; and (iv) each of these defendants was aware of the Company's dissemination of information to the investing public which they knew and/or recklessly disregarded was materially false and misleading.

68. Defendants had actual knowledge of the misrepresentations and/or omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing BlackRock TCP's financial well-being and prospects from the investing public and supporting the artificially inflated price of its securities. As demonstrated by Defendants' overstatements and/or misstatements of the Company's business, operations, financial well-being, and prospects throughout the Class Period, Defendants, if they did not have actual knowledge of the misrepresentations and/or omissions alleged, were reckless in failing to obtain such knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

69. As a result of the dissemination of the materially false and/or misleading information and/or failure to disclose material facts, as set forth above, the market price of BlackRock TCP's securities was artificially inflated during the Class Period. In ignorance of the fact that market prices of the Company's securities were artificially inflated, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trades, and/or in the absence of material adverse information that was known to or recklessly disregarded by Defendants, but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired BlackRock TCP's securities during the Class Period at artificially high prices and were damaged thereby.

70. At the time of said misrepresentations and/or omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known the truth regarding the problems that BlackRock TCP was experiencing, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their BlackRock TCP securities, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

71. By virtue of the foregoing, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

72. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

SECOND CLAIM

Violation of Section 20(a) of The Exchange Act

Against the Individual Defendants

73. Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

74. Individual Defendants acted as controlling persons of BlackRock TCP within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions and their ownership and contractual rights, participation in, and/or awareness of the Company's operations and intimate knowledge of the false financial statements filed by the Company with the SEC and disseminated to the investing public, Individual Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Individual Defendants were provided with or had unlimited access to copies of the Company's reports, press releases, public filings, and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

75. In particular, Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company and, therefore, had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, BlackRock TCP and Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their position as controlling persons, Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class

suffered damages in connection with their purchases of the Company's securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: February 3, 2026

GLANCY PRONGAY WOLKE & ROTTER LLP

By: *<u>/s/ Charles H. Linehan</u>*

Robert V. Prongay
Charles H. Linehan
1925 Century Park East, Suite 2100
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160
Email: clinehan@glancylaw.com

Rebecca Dawson
230 Park Ave, Suite 358
New York, New York 10169
Telephone: (213) 521-8007
Facsimile: (212) 884-0988
Email: rdawson@glancylaw.com

HOLZER & HOLZER, LLC
Corey Daniel Holzer
211 Perimeter Center Parkway
Suite 1010
Atlanta, GA 30346
Telephone: (770) 392-0090
Email: cholzer@holzerlaw.com

Counsel for Plaintiff Cory Burnell

CERTIFICATION PURSUANT
TO FEDERAL SECURITIES LAWS

1. I, Cory Burnell, make this declaration pursuant to Section 27(a)(2) of the Securities Act of 1933 ("Securities Act") and/or Section 21D(a)(2) of the Securities Exchange Act of 1934 ("Exchange Act") as amended by the Private Securities Litigation Reform Act of 1995.

2. I have reviewed a Complaint against BlackRock TCP Capital Corp. ("TCPC" or the "Company") and authorize the filing of a comparable complaint on my behalf.

3. I did not purchase or acquire TCPC securities at the direction of counsel or in order to participate in any private action arising under the Securities Act or Exchange Act.

4. I am willing to serve as a representative party on behalf of a Class of investors who purchased or otherwise acquired TCPC securities during the class period, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action.

5. The attached sheet lists all of my transactions in TCPC securities during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this Certification is signed, I have not served or sought to serve as a representative party on behalf of a class under the federal securities laws.

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

8. I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed 1/30/2026
(Date)

DocuSigned by:
Cory Burnell
4603C08AF6DE455...
(Signature)

Cory Burnell
(Type or Print Name)

SUMMARY OF PURCHASES AND SALES

Account 1

DATE	PURCHASE OR SALE	NUMBER OF SHARES	PRICE PER SHARE
09/16/2025	Purchase	1	$6.72
09/16/2025	Purchase	5,000	$6.72
09/16/2025	Purchase	1,800	$6.76
09/19/2025	Purchase	13,200	$6.76
10/07/2025	Purchase	2,630	$5.83
10/07/2025	Purchase	2,370	$5.83
10/07/2025	Purchase	7,500	$5.83
10/07/2025	Purchase	2,300	$5.83
10/07/2025	Purchase	5,200	$5.84
10/10/2025	Purchase	7,500	$5.47
10/10/2025	Purchase	7,500	$5.46
10/10/2025	Purchase	7,500	$5.46
10/10/2025	Purchase	7,500	$5.47
10/10/2025	Purchase	5,000	$5.47
10/10/2025	Purchase	5,000	$5.46
10/10/2025	Purchase	5,000	$5.48
10/10/2025	Purchase	4,600	$5.48
10/10/2025	Purchase	400	$5.49
10/10/2025	Purchase	800	$5.48
10/10/2025	Purchase	4,200	$5.49
10/10/2025	Purchase	5,000	$5.49
12/18/2025	Purchase	5,000	$5.63

SUMMARY OF PURCHASES AND SALES

DATE	PURCHASE OR SALE	NUMBER OF SHARES	PRICE PER SHARE
12/18/2025	Purchase	1,391	$5.62
12/18/2025	Purchase	2,400	$5.62
12/18/2025	Purchase	3,209	$5.63
12/18/2025	Purchase	7,000	$5.63
12/18/2025	Purchase	7,000	$5.63
12/18/2025	Purchase	607	$5.62
12/19/2025	Purchase	7,000	$5.50
12/19/2025	Purchase	2,952	$5.51
12/19/2025	Purchase	900	$5.51
12/19/2025	Purchase	1,240	$5.50
12/19/2025	Purchase	1,908	$5.51
12/19/2025	Purchase	7,000	$5.51
12/19/2025	Purchase	7,000	$5.51
12/19/2025	Purchase	1,289	$5.52
12/19/2025	Purchase	5,711	$5.51
12/19/2025	Purchase	7,000	$5.51
12/19/2025	Purchase	7,000	$5.53
12/19/2025	Purchase	5,000	$5.53
12/23/2025	Purchase	7,000	$5.37
01/07/2026	Purchase	3,751	$5.34
01/07/2026	Purchase	6,249	$5.35
01/07/2026	Purchase	10,000	$5.35

SUMMARY OF PURCHASES AND SALES

DATE	PURCHASE OR SALE	NUMBER OF SHARES	PRICE PER SHARE
01/07/2026	Purchase	900	$5.35
01/07/2026	Purchase	900	$5.35
01/07/2026	Purchase	8,200	$5.36
01/07/2026	Purchase	10,000	$5.36
01/07/2026	Purchase	10,000	$5.36

SUMMARY OF PURCHASES AND SALES

Account 2

DATE	PURCHASE OR SALE	NUMBER OF SHARES	PRICE PER SHARE
11/03/2025	Purchase	710	$5.63
11/20/2025	Purchase	2,199	$5.58
11/20/2025	Purchase	91	$5.59

Robert C. Moest, Of Counsel, SBN 62166
THE BROWN LAW FIRM, P.C.
2530 Wilshire Boulevard, Second Floor
Santa Monica, CA 90403
Telephone: (310) 915-6628
Email: RMoest@gmail.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

DANIEL TERWILLIGER, derivatively on behalf of BLACKROCK TCP CAPITAL CORP., Plaintiff, v. RAJNEESH VIG, PHILIP TSENG, ERIK L. CUELLAR, JOHN R. BARON, ERIC J. DRAUT, KAREN L. LEETS, ANDREA L. PETRO, and MAUREEN K. USIFER, Defendants, and BLACKROCK TCP CAPITAL CORP., Nominal Defendant.	Case No.: **DEMAND FOR JURY TRIAL** **<u>VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT</u>**

INTRODUCTION

Plaintiff Daniel Terwilliger ("Plaintiff"), by Plaintiff's undersigned attorneys,

derivatively and on behalf of nominal defendant BlackRock TCP Capital Corp. ("BlackRock TCP" or the "Company"), files this Verified Shareholder Derivative Complaint against defendants Rajneesh Vig ("Vig"), Philip Tseng ("Tseng"), Erik L. Cuellar ("Cuellar"), John R. Baron ("Baron"), Eric J. Draut ("Draut"), Karen L. Leets ("Leets"), Andrea L. Petro ("Petro"), and Maureen K. Usifer ("Usifer") (collectively, the "Individual Defendants," and together with BlackRock TCP, "Defendants") for breaches of their fiduciary duties as directors, and/or officers of BlackRock TCP, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and for violations of Sections 14(a), 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and for contribution under sections 10(b) and 21D of the Exchange Act against Defendants Vig, Tseng, and Cuellar. As for Plaintiff's complaint against the Individual Defendants, Plaintiff alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding BlackRock TCP, legal filings, news reports, securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a shareholder derivative action that seeks to remedy wrongdoing committed by the Individual Defendants from November 6, 2024, and January 23, 2026, inclusive (the "Relevant Period").

2. BlackRock TCP is a Business Development Company ("BDC") which invests in debt securities of middle-market companies, with enterprise values typically in the range

of $100 million to $1.5 billion. BlackRock TCP generates returns on its investments through contractual interest payments on debt investments and equity appreciation through options, warrants, conversions or direct equity investments.

3. A BDC's Net Asset Value ("NAV") is the value of its underlying assets minus its total liabilities. Investors rely on the Company's NAV to determine the financial performance of the Company as its NAV subjects the Company to various regulatory requirements, impacts share price, and impacts BlackRock TCP's ability to raise capital.

4. Another key metric of a BDC is its non-accrual percentage, which is the number of companies where it is probable that principal or interest will not be collected to the contractual terms.

5. Throughout the Relevant Period, the Individual Defendants made or caused the Company to make false and misleading statements regarding the Company's ability to improve its NAV and the frequency of customer credit evaluations.

6. For example, on November 6, 2024, the Company issued a press release reporting its financial results for the third quarter of 2024 (the "3Q 2024 Earnings Press Release"). The 3Q 2024 Earnings Press Release stated that BlackRock TCP "showed signs of improvement since last quarter as non-accrual investments declined" and that while an "additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV" the Company was "working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues."

7. The same day, the Company filed its Quarterly Report on Form 10-Q with the SEC for the third quarter of 2024 ("the 3Q 2024 Form 10-Q"). The 3Q 2024 Form 10-Q stated that "[a]ll investments are valued at least quarterly. . . . with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

8. The truth began to emerge on February 27, 2025, when the Company issued a press release reporting its fourth quarter and full year financial results for 2024 (the "FY

2024 Earnings Press Release"). The FY 2024 Earnings Press Release revealed that debt investments on non-accrual status made up 14.4% of the Company's portfolio, representing an increase of 289%. Additionally, the FY 2024 Earnings Press Release stated that BlackRock TCP's NAV had fallen 22.4% from the prior year and total losses increased to $194,895,042, representing a 186% increase year over year.

9. On this news, the Company's stock price fell $0.90 per share, or approximately 9.6%, from a closing price of $9.34 per share on February 26, 2025, to close at $8.44 per share on February 27, 2025. However, the Individual Defendants continued to obfuscate the truth surrounding the Company's NAV.

10. For example, on May 8, 2025, the Company issued a press release reporting its financial results for the first quarter of 2025 (the "1Q 2025 Earnings Press Release"). The 1Q 2025 Earnings Press Release assured investors that BlackRock TCP had "made meaningful progress in strengthening our portfolio in the first quarter" and the Company was seeing "portfolio stabilization."

11. The truth fully emerged on January 23, 2026, when the Company issued a current report on Form 8-K reporting estimates of its fourth quarter and full year 2025 financial results (the "FY 2025 Earnings Form 8-K"). The FY 2025 Earnings Form 8-K revealed the Company's NAV was in the range of $7.05 to $7.09, representing a 19% decline from the previous quarter and a 23.4% decline from the previous year.

12. On this news, the Company's stock price fell $0.76 per share, or approximately 13%, from a closing price of $5.86 per share on January 23, 2026, to close at $5.10 per share on January 26, 2026.

13. During the Relevant Period, the Individual Defendants breached their fiduciary duties by personally making and/or causing the Company to make to the investing public a series of materially false and misleading statements regarding the Company's business, operations, and prospects. Specifically, the Individual Defendants willfully or recklessly made and/or caused the Company to make false and misleading statements that

failed to disclose, *inter alia*, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

14. The Individual Defendants failed to correct and/or caused the Company to fail to correct these false and misleading statements and omissions of material fact, rendering them personally liable to the Company for breaching their fiduciary duties.

15. In addition, during the Relevant Period, the Individual Defendants breached their fiduciary duties by causing BlackRock TCP to repurchase its own stock at prices that were artificially inflated due to the foregoing misrepresentations. Indeed, between January 1, 2025, and November 5, 2025 approximately 239,410 shares of BlackRock TCP common stock were repurchased at artificially inflated prices, costing the Company over $1.4 million. As the Company's stock was actually worth only $5.10 per share, the price at which it was trading when markets closed on January 26, 2025, the Company overpaid for repurchases of its own stock by over $220,766 in total.

16. Additionally, in breach of their fiduciary duties, the Individual Defendants willfully or recklessly caused the Company to fail to maintain adequate internal controls.

17. The Company has been substantially damaged as a result of the Individual Defendants' knowing or highly reckless breaches of fiduciary duty and other misconduct.

18. In light of the Individual Defendants' misconduct—which has subjected the Company its Chief Executive Officer ("CEO"), its former CEO, and its Chief Financial Officer ("CFO") to a federal securities fraud class action lawsuits pending in the United States District Court for the Central District of California (the "Securities Class Action"), which has further subjected the Company to the need to undertake internal investigations, the need to implement adequate internal controls, losses from the waste of corporate assets,

and losses due to the unjust enrichment of the Individual Defendants who were improperly overcompensated by the Company and/or who benefitted from the wrongdoing alleged herein—the Company will have to expend many millions of dollars.

19. The Company has been substantially damaged as a result of the Individual Defendants' knowing or highly reckless breaches of fiduciary duty and other misconduct.

20. In light of the breaches of fiduciary duty engaged in by the Individual Defendants, most of whom are the Company's current directors, of the collective engagement in fraud and misconduct by the Company's directors, of the substantial likelihood of the directors' liability in this derivative action and of Defendant Vig's, Defendant Tseng's, and Defendant Cuellar's liability in the Securities Class Action, and of their not being disinterested and/or independent directors, a majority of the Company's Board of Directors (the "Board") cannot consider a demand to commence litigation against themselves on behalf of the Company with the requisite level of disinterestedness and independence.

JURISDICTION AND VENUE

21. This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 because Plaintiff's claims raise a federal question under Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a)(1), Rule 14a-9 of the Exchange Act (17 C.F.R. § 240.14a-9), Sections 10(b) and 20(a) of the Exchange Act (15. U.S.C. § 78j(b), 78t(a) and 78t-1), SEC Rule 10b5 (17 C.F.R. § 240.10b-5) promulgated thereunder, and Section 21D of the Exchange Act (15 U.S.C. § 78u-4(f)). Plaintiff's claims also raise a federal question pertaining to the claims made in the Securities Class Action based on violations of the Exchange Act.

22. This Court has supplemental jurisdiction over Plaintiff's state law claims pursuant to 28 U.S.C. § 1367(a).

23. This derivative action is not a collusive action to confer jurisdiction on a court of the United States that it would not otherwise have.

24. Additionally, diversity jurisdiction is conferred by 28 U.S.C. § 1332. Plaintiff

and Defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interests and costs.

25. The Court has personal jurisdiction over each of the Defendants because each Defendant is either a corporation conducting business and maintaining operations in this District, or he or she is an individual who is a citizen of California or who has minimum contacts with this District to justify the exercise of jurisdiction over them.

26. Venue is proper in this District pursuant to 28 U.S.C. §§ 1391 and 1401 because a substantial portion of the transactions and wrongs complained of herein occurred in this District, one or more of the Defendants either resides or maintains executive offices in this District, Defendants have conducted business in this District, Defendants' actions have had an effect in this District, and BlackRock TCP is headquartered in this District.

PARTIES

Plaintiff

27. Plaintiff is a current shareholder of BlackRock TCP. Plaintiff has continuously held BlackRock TCP common stock at all relevant times.

28. Plaintiff is a citizen of Minnesota.

Nominal Defendant BlackRock TCP

29. BlackRock TCP is a Delaware corporation with principal executive offices at 2951 28th Street, Suite 1000, Santa Monica, California 90405. BlackRock TCP's common stock trades on the Nasdaq Global Select Market ("NASDAQ") under the ticker symbol "TCPC."

Defendant Vig

30. Defendant Vig served as a Company director from 2021 until January 31, 2025. He also served as the Company's CEO and Chairman of the Board from 2021 until November 2024, the Company's President from 2012 until 2021, and the Company's Chief Operating Officer from 2013 until 2021.

31. The Schedule 14A the Company filed with the SEC on April 3, 2024 (the "2024 Proxy Statement") stated the following about Defendant Vig:

> *Rajneesh Vig:* Mr. Vig is the Chief Executive Officer and Chair of the Board of the Company. Mr. Vig also serves as Chief Executive Officer and Chair of the BlackRock Private Credit Fund. Prior to joining BlackRock in 2018, Mr. Vig was a Managing Partner of the Advisor since 2011 where he was also Chair of the Investment Committee and a member of the Management Committee. From 2009 to 2010, he was a Partner of the Advisor. From 2006 to 2008, he was a Managing Director of the Advisor. Prior to joining the Advisor, Mr. Vig worked for Deutsche Bank in New York as a member of the bank's Principal Finance Group. Prior to that, Mr. Vig was a Director in the Technology Investment Banking group in San Francisco where he advised a broad range of growth and large cap technology companies on merger, acquisition and public/private financing transactions. Prior to his time at Deutsche Bank, Mr. Vig was a Manager in Price Waterhouse's Shareholder Value Consulting group, and he began his career in Arthur Andersen's Financial Markets/Advisory group. He currently serves on the board of 36th Street Capital and Edmentum, and on the Board of Trustees and as the Finance Committee Chair for Connecticut College. He received a B.A. with highest honors in Economics and Political Science from Connecticut College and an M.B.A. in Finance from New York University. Mr. Vig's current service as Chief Executive Officer of the Company and executive officer of other consolidated funds managed by the Advisor provides him with a specific understanding of the Company, its operation, and the business and regulatory issues facing the Company. The Board of Directors benefits from Mr. Vig's experience in accounting, finance and consulting as well as his position with the Advisor.

32. Upon information and belief Defendant Vig is a citizen of California.

<u>Defendant Tseng</u>

33. Defendant Tseng has served as the Chairman of the Board, the Company's Co-Chief Investment Officer, and the Company's CEO since November 2024. He previously served as the Company's President from 2021 until 2024.

34. The Schedule 14A the Company filed with the SEC on April 2, 2025 (the "2025 Proxy Statement") stated the following about Defendant Tseng:

Philip Tseng: Mr. Tseng is the Chief Executive Officer, Co-Chief Investment Officer and Chair of the Board of the Company. He is also a senior member of BlackRock's Global Private Debt Platform and Chairman. He is Head of BlackRock's US Private Capital ("USPC") business as well as Co-CIO and Co-Chair of the Investment Committee overseeing institutional commingled funds and separately managed accounts, the Company, BlackRock Private Credit Fund BDC, and Middle-Market CLOs. He oversees both business and investment strategy across the US Private Capital platform including investment committees, investment processes, talent management and development, risk management & performance. Prior to joining BlackRock, Mr. Tseng was a Managing Partner at Tennenbaum Capital Partners ("TCP") which was acquired by BlackRock in 2018. Prior to TCP, he held roles in equity research and investment banking at Credit Suisse First Boston and Deutsche Banc Alex Brown. Mr. Tseng previously served as a Director on the Boards of First Advantage, ITC DeltaCom, Connexity Inc., and Anacomp, Inc. He currently serves as Chairman of AutoAlert. Mr. Tseng received his A.B. with honors in Economics from Harvard College and his M.B.A. from Harvard Business School.

35. Upon information and belief Defendant Tseng is a citizen of California.

<u>Defendant Cuellar</u>

36. Defendant Cuellar has served as the Company's CFO since 2021.

37. The 2025 Proxy Statement stated the following about Defendant Cuellar:

Erik L. Cuellar: Mr. Cuellar, Director of BlackRock, is the Chief Financial Officer of the Company and BlackRock's other BDCs: BlackRock Direct Lending Corp. and BlackRock Private Credit Fund. Mr. Cuellar has been at BlackRock and its predecessor, TCP, since 2011. Prior to his current role, Mr. Cuellar served as Controller for Ares Capital Corporation. Prior to that, Mr. Cuellar was with Metropolitan West Asset Management where he served as the Assistant Treasurer and Principal Accounting Officer for the Metropolitan West Funds. Prior to that, Mr. Cuellar managed the Alternative Investments Group at Western Asset Management Company. Mr. Cuellar began his career with Deloitte & Touche LLP where he was a Senior Auditor in their Financial Services Group. Mr. Cuellar earned a B.S. in Accounting from California State University Northridge and is a Certified Public Accountant in California.

38. Upon information and belief Defendant Cuellar is a citizen of California.

Defendant Baron

39. Defendant Baron has served as a Company director since 2024. He also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

40. The 2025 Proxy Statement stated the following about Defendant Baron:

> *John R. Baron:* Since March 2024, Mr. Baron has been a Director of the Company and is a member of the Company's Audit Committee, member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. Until its merger with and into a wholly-owned subsidiary of the Company on March 18, 2024, Mr. Baron was a Director of BlackRock Capital Investment Corporation. Mr. Baron has served in several senior level management positions, including as the Managing Member of Crystal Ridge Partners, LP, a New Jersey based private equity firm focused on investments in middle market companies. Prior to joining Crystal Ridge Partners, Mr. Baron was a Senior Partner of JP Morgan Partners, LP, a global private equity firm, and its predecessors. Prior to joining the private equity unit in 1995, Mr. Baron previously held senior management positions in banking and investment banking with JP Morgan and its predecessors. Mr. Baron was a senior level banker responsible for managing middle market regional offices of Manufactures Hanover Trust Co. and Chemical Bank. Mr. Baron continues as an owner of Big Rock Sports, a leading distributor of hunting and fishing products in North America, and served as a director of Big Rock Sports from 2000 to 2021. Mr. Baron is currently an owner and director of Rufus Aviation Fund/BIAero, an aerospace parts business and an owner and director of Data Metrics Technologies, LLC, a proprietary software application company that identifies, reads and cleanses data exported from disparate ERP systems and other data sources. From 2008 to 2019, Mr. Baron was a director of Bronco Manufacturing, a leading manufacturer of spare parts for oil and gas drillings rigs. Mr. Baron's expertise in the private equity, banking and investment banking industries provides the Company with an abundance of practical business experience and knowledge.

41. Upon information and belief Defendant Baron is a citizen of New Jersey.

Defendant Draut

42. Defendant Draut has served as a Company director since 2011 and as Lead Independent Director since 2021. He also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

43. The 2025 Proxy Statement stated the following about Defendant Draut:

> *Eric J. Draut:* Mr. Draut is Lead Independent Director, a member of the Company's Audit Committee, member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. Mr. Draut also serves as a Director of BlackRock Direct Lending Corp. and a Trustee of BlackRock Private Credit Fund. The Company's Board of Directors benefits from Mr. Draut's nearly 30-year career in accounting and finance. Mr. Draut completed a 20-year career at Kemper Corporation (formerly Unitrin, Inc.) in 2010, serving the last nine years as Executive Vice President, Chief Financial Officer and a member of its board of directors. Mr. Draut also held positions at Kemper Corporation as Group Executive, Treasurer and Corporate Controller. Prior to joining Kemper Corporation, Mr. Draut was Assistant Corporate Controller at Duchossois Industries, Inc. and at AM International, Inc. Mr. Draut began his career at Coopers and Lybrand (now PricewaterhouseCoopers LLP). Mr. Draut is a Certified Public Accountant, received an M.B.A. in finance and operations from Kellogg Graduate School of Management at Northwestern University and a B.S. in accountancy from the University of Illinois at Urbana-Champaign, graduating with High Honors. Until September 2013 Mr. Draut served as a Director and Chairman of the audit committee of Intermec. Mr. Draut is the Chair of the Audit Committee of the Board of Thrivent Financial for Lutherans, a registered investment adviser and Fortune 500 Company. In February 2015 Mr. Draut was also appointed to the Board of Holy Family Ministries, operator of Holy Family School, where he served as the Interim Chief Executive Officer from 2017 to 2018 and currently serves as Chair of the Board. Since August 2022, Mr. Draut has served as a trustee of the ELCA Foundation, where he currently serves as Chair of the Finance Committee. Mr. Draut volunteers with Lutheran Social Services of Illinois where he currently serves as chairman emeritus of the Board of Directors and recently served as Executive Chairman of its Board of Directors. Mr. Draut is also a National Association of Corporate Directors Fellow. Mr. Draut's knowledge of financial and accounting matters, and his independence from the Company and the Advisor, qualifies him to serve as a member of the Company's Audit Committee.

44. Upon information and belief Defendant Draut is a citizen of Illinois.

Defendant Leets

45. Defendant Leets has served as a Company director since October 2022. She also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

46. The 2025 Proxy Statement stated the following about Defendant Leets:

> *Karen L. Leets*: From October 2022 to present, Ms. Leets has been a Director and member of the Company's Governance and Compensation Committee, member of the Audit Committee and a member of the Joint Transactions Committee. Ms. Leets also serves as a Director of BlackRock Direct Lending Corp. From 2019 to present, Ms. Leets has served as a Senior Vice President and Treasurer of Baxter International Inc. Ms. Leets previously served as Assistant Treasurer of Google LLC from 2017 to 2018. From 2013 to 2017, Ms. Leets was a Vice President and Treasurer of Kimberly-Clark Corporation. Prior to joining Kimberly-Clark, Ms. Leets worked in treasury roles at McDonald's Corporation and USG Corporation. Ms. Leets began her career as a public accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), where she worked for eight years. Ms. Leets is a Certified Public Accountant in Illinois and earned a B.S. in Accounting and an MBA from Indiana State University Scott School of Business. Ms. Leets' knowledge of financial and accounting matters qualifies her to serve as a member of the Company's Audit Committee

47. Upon information and belief, Defendant Leets is a citizen of Illinois.

Defendant Petro

48. Defendant Petro has served as a Company director since August 2020. She also serves as the Chair of the Governance and Compensation Committee and as a member of the Audit Committee and the Joint Transaction Committee.

49. The 2025 Proxy Statement stated the following about Defendant Petro:

> *Andrea L. Petro:* Ms. Petro is a Director and Chair of the Company's Governance and Compensation Committee, member of the Audit Committee and a member of the Joint Transactions Committee. Ms. Petro also serves as a Trustee of BlackRock Private Credit Fund, Chair of its Governance and

> Compensation Committee, Member of the Audit Committee and Member of its Joint Transactions Committee. From November 2024 to present, Ms. Petro has served as a Senior Advisor to Carob Financial, LLC, a private credit fund. From June 2020 to June 2024, Ms. Petro served as a Director of Ready Capital Corporation. From June 2018 to February 2020, Ms. Petro served as Managing Director and Group Head of the Specialty Commercial Finance Group of Waterfall Asset Management. Ms. Petro served as a consultant for Waterfall Asset Management from March 2020 through February 2023. Ms. Petro previously worked at Wells Fargo Capital Finance from December 2000 to December 2017 as the Executive Vice President and Group Head of the Lender Finance Division and Supply Chain Finance Division. Ms. Petro currently serves as a member of the MS Finance Advisory Board of the McCombs School of Business at the University of Texas at Austin. She also served as the President of the Commercial Finance Association from 2016 to 2017 and previously served as a member of the Secured Finance Foundation board of directors from 2000 to 2022. Ms. Petro holds a Master of Business Administration degree in finance from the McCombs School of Business at the University of Texas and a Bachelor of Arts degree with a concentration in Russian and Soviet Studies from Kent State University. Ms. Petro's knowledge of financial and accounting matters qualifies her to serve as a member of the Company's Audit Committee.

50. Upon information and belief, Defendant Petro is a citizen of New York.

Defendant Usifer

51. Defendant Usifer has served as a Company director since 2024. She also serves as the Chair of the Audit Committee and as a member of the Governance and Compensation Committee and the Joint Transactions Committee.

52. The 2025 Proxy Statement stated the following about Defendant Usifer:

> *Maureen K. Usifer:* Ms. Usifer is a Director of the Company, Chair of the Audit Committee, member of the Governance and Compensation Committee and a member of the Joint Transactions Committee. Ms. Usifer also serves as an Independent Trustee and Chair of the Audit Committee of BlackRock Private Credit Fund, Member of its Governance and Compensation Committee and Member of its Joint Transactions Committee, and a Director and Chair of the Audit Committee of BlackRock Direct Lending Corp. and Member of its Joint Transactions Committee. From 2005 until its merger with and into a wholly-owned subsidiary of the Company on March 18, 2024,

Ms. Usifer was a Director of BlackRock Capital Investment Corporation. Ms. Usifer was a member of the Green Mountain Care Board, a regulatory board appointed by the Governor in Vermont responsible for approving hospital budgets, insurance rates and capital projects, from 2017 to 2021. Ms. Usifer served as CFO of Seventh Generation Inc., a distributor of its brand of household and personal care products, from 2012 to 2016. From 1996 to 2012, Ms. Usifer served in various roles with Church & Dwight, a major producer of baking soda and consumer products. Ms. Usifer served as Vice President of Investor Relations, Senior Finance Director, Divisional CFO and controller during her tenure at Church & Dwight. From 2024 to present, Ms. Usifer has served as a Director for Charlotte's Web. Since 2021, Ms. Usifer has served as a Director for PC Construction. Since 2018, Ms. Usifer has been a Director of Liberty All Star Funds. Ms. Usifer received an undergraduate degree in business from St. Michael's College and an M.B.A. in Finance from Clarkson University. Ms. Usifer's prior board service, in addition to her roles as an Independent Director of the Company, an Independent Director of BlackRock Direct Lending Corp. and an Independent Trustee of BlackRock Private Credit Fund, provides her with specific understanding of the Company, its operations and the business and regulatory issues facing BDCs. Ms. Usifer's independence from the Company enhances her service as Chair of the Board's Audit Committee and member of other Board committees.

53. Upon information and belief, Defendant Usifer is a citizen of South Carolina.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

54. By reason of their positions as officers, directors, and/or fiduciaries of BlackRock TCP and because of their ability to control the business and corporate affairs of BlackRock TCP, the Individual Defendants owed BlackRock TCP and its shareholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage BlackRock TCP in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of BlackRock TCP and its shareholders so as to benefit all shareholders equally.

55. Each director and officer of the Company owes to BlackRock TCP and its shareholders the fiduciary duty to exercise good faith and diligence in the administration

of the Company and in the use and preservation of its property and assets and the highest obligations of fair dealing.

56. The Individual Defendants, because of their positions of control and authority as directors, and/or officers of BlackRock TCP, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

57. To discharge their duties the officers, and directors of BlackRock TCP were required to exercise reasonable and prudent supervision over the management, policies, controls, and operations of the Company.

58. Each Individual Defendant, by virtue of their position as a director, and/or officer, owed to the Company and to its shareholders the highest fiduciary duties of loyalty, good faith, and the exercise of due care and diligence in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors, and officers of BlackRock TCP, the absence of good faith on their part, or a reckless disregard for their duties to the Company and its shareholders that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company. The conduct of the Individual Defendants who were also the controlling shareholders, officers, and directors of the Company has been ratified by the remaining Individual Defendants who collectively comprised the Company's Board at all relevant times.

59. As senior executive officers, and/or directors of a publicly-traded company whose common stock was registered with the SEC pursuant to the Exchange Act and traded on the NASDAQ, the Individual Defendants had a duty to prevent and not to effect the dissemination of inaccurate and untruthful information with respect to the Company's financial condition, performance, growth, operations, financial statements, business, products, management, earnings, internal controls, and present and future business prospects, including the dissemination of false information regarding the Company's

business, prospects, and operations, and had a duty to cause the Company to disclose in its regulatory filings with the SEC all those facts described in this complaint that it failed to disclose, so that the market price of the Company's common stock would be based upon truthful and accurate information. Further, they had a duty to ensure the Company remained in compliance with all applicable laws.

60. To discharge their duties, the officers, and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Company. By virtue of such duties, the officers and directors of BlackRock TCP were required to, among other things:

(a) ensure that the Company was operated in a diligent, honest, and prudent manner in accordance with the laws and regulations of Delaware, California, and the United States, and pursuant to BlackRock TCP's own Code of Ethics for Chief Executive and Senior Financial officers ("the Code of Ethics");

(b) conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;

(c) remain informed as to how BlackRock TCP conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices;

(d) establish and maintain systematic and accurate records and reports of the business and internal affairs of BlackRock TCP and procedures for the reporting of the business and internal affairs to the Board and to periodically investigate, or cause independent investigation to be made of, said reports and records;

(e) maintain and implement an adequate and functioning system of internal legal, financial, and management controls, such that BlackRock TCP's operations would comply with all applicable laws and BlackRock TCP's financial statements and regulatory

filings filed with the SEC and disseminated to the public and the Company's shareholders would be accurate;

(f) exercise reasonable control and supervision over the public statements made by the Company's officers and employees and any other reports or information that the Company was required by law to disseminate;

(g) refrain from unduly benefiting themselves and other Company insiders at the expense of the Company; and

(h) examine and evaluate any reports of examinations, audits, or other financial information concerning the financial affairs of the Company and to make full and accurate disclosure of all material facts concerning, *inter alia*, each of the subjects and duties set forth above.

61. Each of the Individual Defendants further owed to BlackRock TCP and its shareholders the duty of loyalty requiring that each favor BlackRock TCP's interest and that of its shareholders over their own while conducting the affairs of the Company and refrain from using their position, influence or knowledge of the affairs of the Company to gain personal advantage.

62. At all times relevant hereto, the Individual Defendants were the agents of each other and of BlackRock TCP and were at all times acting within the course and scope of such agency.

63. Because of their advisory, executive, managerial, directorial, and controlling positions with BlackRock TCP, each of the Individual Defendants had access to adverse, nonpublic information about the Company.

64. The Individual Defendants, because of their positions of control and authority, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by BlackRock TCP.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

65. In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their wrongdoing. The Individual Defendants caused the Company to conceal the true facts as alleged herein. The Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

66. The purpose and effect of the conspiracy, common enterprise, and/or common course of conduct was, among other things, to: (i) facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, abuse of control, and violations of the Exchange Act; (ii) conceal adverse information concerning the Company's operations, financial condition, legal compliance, future business prospects, and internal controls; and (iii) artificially inflate the Company's stock price.

67. The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company purposefully or recklessly to conceal material facts, fail to correct such misrepresentations, and violate applicable laws. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants collectively and individually took the actions set forth herein. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants who is a director of BlackRock TCP was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

68. Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each of the Individual Defendants acted with actual or constructive knowledge of the primary wrongdoing, either took direct part in, or substantially assisted in the accomplishment of that wrongdoing, and was or

should have been aware of his or her overall contribution to and furtherance of the wrongdoing.

69. At all relevant times hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of BlackRock TCP and was at all times acting within the course and scope of such agency.

BLACKROCK TCP'S CODE OF ETHICS

70. According to the 2025 Proxy Statement, the Company's Code of Ethics applies to "the Directors, as well as its officers, including its Chief Executive Officer, Chief Operating Officer and President, and Chief Financial Officer and Treasurer, or persons performing similar functions (collectively, 'Senior Officers')."

71. In the section titled "Introduction," the Code of Ethics states its purpose is to guide Senior Officers in their duties of:

> a) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
>
> b) full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Fund;
>
> c) compliance with applicable law;
>
> d) the prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and
>
> e) accountability for adherence to this Code
>
> Each Senior Officer must comply with applicable law. Each Senior Officer also has a responsibility to conduct himself or herself in an honest and ethical manner. Each Senior Officer has leadership responsibilities that include creating a culture of high ethical standards and a commitment to compliance, maintaining a work environment that encourages the internal reporting of compliance concerns and promptly addressing compliance concerns.

72. In a section titled "Senior Officers Should Act Honestly and Candidly," the Code of Ethics states:

> Each Senior Officer has a responsibility to the Fund to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each Senior Officer must:
>
> a) engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
>
> b) act responsibly in producing and produce, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Fund files with, or submits to, the SEC and in other public communications made by the Fund;
>
> c) act with integrity, including being honest and candid while still maintaining the confidentiality of information where required by applicable law or the Additional Conflict Rules;
>
> d) comply with the applicable law that governs the conduct of the Fund's operations and report any suspected violations thereof in accordance with the section below entitled "Compliance With Code of Ethics";
>
> e) adhere to a high standard of business ethics; and
>
> f) promptly report suspected violations of this Code, including violations of applicable law, to BlackRock's General Counsel (the "General Counsel").
>
> Each Senior Officer must act with integrity, including being honest and candid while still maintaining the confidentiality of information where required by applicable law or BlackRock's policies, and place the interests of the Fund before the Senior Officer's own personal interests.

73. In the section titled "Conflicts of Interest," the Code of Ethics states, in relevant part:

> A conflict of interest for the purpose of this Code occurs when a Senior Officer's private interests interfere in any way, or even appear to interfere,

with the interests of the Fund.

Senior Officers are expected to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that Senior Officers are subject to certain inherent conflicts of interest because Senior Officers of the Fund also are or may be officers or employees of BlackRock and other funds advised or serviced by BlackRock (as a result of which it is incumbent upon each Senior Officer to be familiar with and to seek to comply with the Additional Conflict Rules).

Each Senior Officer is required to conduct the business of the Fund in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and business relationships. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest with respect to the Fund where a Senior Officer is receiving a personal benefit, he or she should act in accordance with the letter and spirit of this Code.

If a Senior Officer is in doubt as to the application or interpretation of this Code to himself or herself as a Senior Officer of the Fund, he or she should make full disclosure of all relevant facts and circumstances to the General Counsel and obtain the prior approval of the General Counsel prior to taking action.

74. In the section titled "Disclosures," the Code of Ethics states:

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable law in all reports and documents that the Fund files with, or submits to, the SEC and in all other public communications made by the Fund. Each Senior Officer is required to promote compliance with this policy and to abide by the Fund's standards, policies and procedures designed to promote compliance with this policy.

Each Senior Officer must:

a) familiarize himself or herself with the disclosure requirements applicable to the Fund as well as the business and financial operations of the Fund;

b) not knowingly misrepresent, or cause others to misrepresent, facts about

> the Fund to others, including to other officers and employees of the Fund, the Directors/Trustees, the Fund's independent auditors, the Fund's counsel, counsel to the Independent Directors/Trustees, governmental regulators or self-regulatory organizations;
>
> c) to the extent appropriate with his or her area of expertise, consult with other officers and employees of the Fund and its advisers with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the SEC and in public communications made by the Fund;
>
> d) and use reasonable efforts to promote compliance with the standards and restrictions imposed by applicable laws.

75. In the section "Compliance with Code of Ethics," the Code of Ethics states, in relevant part:

> If a Senior Officer knows of or suspects a violation of this Code or applicable law, policies or procedures applicable to the Fund, he or she must report that information on a timely basis to the General Counsel or report it anonymously by following the "whistleblower" policies adopted by the Fund from time to time. No one will be subject to retaliation because of a good faith report of a suspected violation.
>
> The Fund will follow these procedures in investigating and enforcing this Code, and in reporting on this Code:
>
> * * *
>
> b) the General Counsel is authorized to consult, as appropriate, with the Chair of the Board of Directors/Trustees for each Fund ("Chair of the Board") and with counsel to the Fund, BlackRock or the Independent Directors/Trustees, and is encouraged to do so;
>
> c) violations and potential violations will be reported to the Independent Directors/Trustees after such investigation; and
>
> d) if the Independent Directors/Trustees agree with the General Counsel's determination that a violation has occurred or determine that a violation has occurred, all appropriate disciplinary or preventive action will be taken, and

> appropriate disciplinary or preventive action may include a letter of censure, suspension, dismissal or, in the event of criminal or other serious violations of applicable law, notification to the SEC or other appropriate law enforcement authorities.
>
> Senior Officers must make this Code (and any "whistleblower" policies that the Fund may adopt from time to time) known to persons who might know of potential conflicts of interest.

76. In the Section titled "Waivers of Code of Ethics," the Code of Ethics states:

> The General Counsel is authorized to consult, as appropriate, with the Chair of the Board and with counsel to the Fund, BlackRock or the Independent Directors/Trustees, and is encouraged to do so.
>
> The Independent Directors/Trustees are responsible for granting waivers of this Code, as appropriate. Any changes to, or waivers of, this Code will, to the extent required, be disclosed on Form N-CSR as provided by SEC rules.

77. In violation of the Code of Ethics, the Individual Defendants conducted little, if any, oversight of the Individual Defendants' scheme to issue materially false and misleading statements to the public and to facilitate and disguise the Individual Defendants' violations of law, including but not limited to, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, violations of the Exchange Act, and unjust enrichment. Also, in violation of the Code of Ethics, the Individual Defendants failed to maintain the accuracy of BlackRock TCP's records and reports, failed to maintain internal controls, and failed to comply with laws and regulations, conduct business in an honest and ethical manner, and properly report violations of the Code of Ethics.

BLACKROCK TCP'S AUDIT COMMITTEE CHARTER

78. The Company also maintains an Audit Committee Charter (the "Audit Committee Charter"). The Audit Committee Charter states the role of the Audit Committee, in relevant part, as:

> The role of the Audit Committee is to act on behalf of the Board in fulfilling the following responsibilities of the Board:
>
> A. To oversee all material aspects of the Company's accounting and financial reporting processes, except those that are specifically related to the responsibilities of another committee of the Board;
>
> B. To monitor the independence and performance of the Company's independent registered accounting firm (the "independent accountants");
>
> C. To provide a means for open communication among the Company's independent accountants, financial and senior management and the Board; and
>
> D. To oversee compliance by the Company with legal and regulatory requirements.

79. Under the heading "Responsibilities of the Audit Committee," in the subsection titled "The Company's Risks and Control Environment," the Audit Committee Charter states the responsibilities of the Audit Committee as:

> - To review with the Company's management and independent accountants the integrity of the Company's financial reporting processes and controls, particularly the controls in areas representing significant financial and business risks; and
>
> - To investigate and follow up on any matters brought to its attention within the scope of its duties.
>
> - To review reports prepared in connection with management's assessment of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

80. Under the same heading, in the subsection titled "The Company's Financial Reporting Process," the Audit Committee Charter states the responsibilities of the Audit Committee in relevant part, as:

- To oversee the Company's selection of and major changes to its accounting policies;

* * *

- To review with the Company's financial management and independent accountants the Company's annual results and, when appropriate, the interim results before they are made public;

* * *

- Review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls;

* * *

- To review with the Company's financial management and independent accountants the Company's audited financial statements including qualitative judgments, appropriateness of accounting principles (old and new), financial disclosure practices, and any observations regarding the quality of accounting principles and underlying estimates and, when appropriate, the Company's interim financial statements, before they are made public;

- To recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K and that the unaudited financial statements be included in the Company's periodic reports on Form 10-Q; and

- To review with the Company's financial management prior to public disclosure by the Company any report required by the rules of the SEC on Form 8-K.

81. Under the same heading, in the subsection titled "The Company's Fair Value

Procedures," the Audit Committee Charter states the responsibilities of the Audit Committee as:

> In accordance with the Company's Portfolio Pricing Practices with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, to oversee the Company's "valuation designee" (under Rule 2a-5 of the Investment Company Act of 1940) and independent valuation firms utilized by the valuation designee and to work with the independent accountants in their audit of such fair values.

82. Under the same heading, in the subsection titled "Other Matters," the Audit Committee Charter states the responsibilities of the Audit Committee in relevant part, as:

- To review reports and any financial information submitted by the Company to a government body or the public;

* * *

- To keep an open line of communication with the financial and senior management and the independent accountants and the Board; and

83. In violation of the Audit Committee Charter, the Individual Defendants conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to issue materially false and misleading statements to the public and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, gross mismanagement, abuse of control, waste of corporate assets, and violations of the Exchange Act. Moreover, in violation of the Audit Committee Charter, the Individual Defendants failed to maintain the accuracy of the Company records and reports, comply with laws and regulations, act in good faith and diligence without misstating, misrepresenting, or omitting material facts, and properly report violations of the Audit Committee Charter.

<u>INDIVIDUAL DEFENDANTS' MISCONDUCT</u>

Background

84. BlackRock TCP is a BDC which invests in debt securities of middle-market companies with enterprise values typically in the range of $100 million to $1.5 billion. BlackRock TCP generates returns on its investments contractual interest payments on debt investments and equity appreciation through options, warrants, conversions or direct equity investments.

85. A key metric investors utilize to evaluate the financial performance of a BDC is its NAV, which is the total value of a BDC's assets minus their liabilities. In order to calculate NAV, the Company must make an estimate of the fair value of its assets. A BDC's NAV also affects its ability to raise capital, its stock price, and compliance with regulatory requirements.

86. Another metric used by investors to evaluate the strength of a BDC is the non-accrual percentage. A BDC's non-accrual percentage is the number of companies where it is probable that principal or interest will not be collected to the contractual terms.

87. In order to have an accurate NAV, a BDC will hire a valuation designee to evaluate the Company's assets and liabilities. A valuation designee is an investment advisor which the Company appoints to determine the fair value of its investments in accordance with documented valuation policies and procedures approved by the Board.[1] The Company's investment advisor is Tennenbaum Capital Partners, LLC, which is an indirect subsidiary of BlackRock, Inc. Although the Company can designate Tennenbaum Capital Partners, LLC to determine the fair value of its assets, the Company and the Board are ultimately responsible and liable for the fair value of its portfolio.

88. The Investment Company Act of 1940 (the "1940 Act") generally prohibits BDC's from selling shares of its common stock at a price below its current NAV, or NAV, per share of such stock.[2] However, the 1940 Act allows BDC's to sell shares below its

---

[1] In accordance with SEC Rule 2a-5, adopted pursuant to the Investment Company Act of 1940, Section 2(a).

[2] 15 U.S.C. § 80a–23(b) (as applied to BDCs through Section 63).

NAV if such a sale is approved by its stockholders.[3]

False and Misleading Statements

November 6, 2024 Financial Reports

89. The Relevant Period began on November 6, 2024, when the Company issued the 3Q 2024 Earnings Press Release.

90. The 3Q 2024 Earnings Press Release reaffirmed that despite "additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV," BlackRock TCP was "working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues," noting that the Company had "showed signs of improvement since last quarter as non-accrual investments declined."

91. Specifically, the 3Q 2024 Earnings Press Release stated, in relevant part:

> • ***Net asset value per share was $10.11 as of September 30, 2024 compared to $10.20 as of June 30, 2024.***
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2024 was $21.6 million, or $0.25 per share***, compared to a $51.3 million, or $0.60 per share, net decrease in net assets from operations for the quarter ended June 30, 2024.
>
> * * *
>
> • As of September 30, 2024, ***debt investments on non-accrual status represented 3.8% of the portfolio at fair value and 9.3%*** at cost, compared to 4.9% of the portfolio at fair value and 10.5% at cost as of June 30, 2024.
>
> * * *
>
> "Our portfolio showed signs of improvement since last quarter as non- accrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV. We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our

---

[3] *Id.*

shareholders."

"At quarter end, our portfolio remained well diversified with 156 investments primarily in senior secured, first-lien loans. We have a strong capital and liquidity position to capitalize on a growing pipeline of attractive investment opportunities to deliver attractive risk-adjusted returns for our shareholders over the long term." [4]

* * *

	Three months ended September 30,							
	2024				2023			
		Amount		Per Share		Amount		Per Share
Net investment income	$	33,877,641		0.40	$	28,319,912		0.49
Less: Purchase accounting discount amortization		3,044,864		0.04		—		—
Adjusted net investment income	$	30,832,777		0.36	$	28,319,912		0.49
Net realized and unrealized gain (loss)	$	(12,244,681)		(0.14)	$	(15,496,980)		(0.27)
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500		0.03		—		—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)		(0.07)		—		—
Adjusted net realized and unrealized gain (loss)	$	(9,199,817)		(0.10)	$	(15,496,980)		(0.27)
Net increase (decrease) in net assets resulting from operations	$	21,632,960		0.25	$	12,822,932		0.22
Less: Purchase accounting discount amortization		3,044,864		0.04		—		—
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500		0.03		—		—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)		(0.07)		—		—
Adjusted net increase (decrease) in assets resulting from operations	$	21,632,960		0.25	$	12,822,932		0.22

92. The same day, BlackRock TCP filed the 3Q 2024 Form 10-Q with the SEC, which was signed by Defendants Vig and Cuellar. The 3Q 2024 Form 10-Q also included certifications pursuant to Rules 13a-14(a) and 15(d)-14(a) under the Exchange Act and the Sarbanes-Oxley Act of 2002 ("SOX") signed by Defendants Vig and Cuellar attesting to the accuracy of the 3Q 2024 Form 10-Q and that the 3Q 2024 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]

93. The 3Q 2024 Form 10-Q stated that "[a]ll investments are valued at least

[4] All emphasis has been added unless otherwise stated.

quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." Specifically, the 3Q 2024 Form 10-Q stated, in relevant part:

> Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.
>
> ***All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company***. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

* * *

	Nine Months Ended September 30,	
	2024	*2023*
Per Common Share		
Per share NAV at beginning of period	$ 11.90	$ 12.93
Investment operations:		
Net investment income before excise taxes	1.26	1.40
Excise taxes	—	—
Net investment income [1]	1.26	1.40
Net realized and unrealized gain (loss) [1]	(1.75)	(0.51)
Total from investment operations	(0.49)	0.89
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	(0.28)	—
Dividends to common shareholders	(1.02)	(1.10)
Per share NAV at end of period	$ 10.11	$ 12.72
Per share market price at end of period	$ 8.29	$ 11.74
Total return based on market value [3][4]	(19.3)%	(0.8)%
Total return based on net asset value [3][5]	(6.5)%	6.9%

94. The statements referenced in ¶¶ 89-93 above were materially false and misleading when made because they failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, the identified statements failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's Net Asset Value was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

The Truth Begins To Emerge As the False and Misleading Statements Continue

February 27, 2025 Financial Reports

95. The truth began to emerge on February 27, 2025, when the Company issued the FY 2024 Earnings Press Release. The FY 2024 Earnings Press Release revealed that debt investments on non-accrual status made up 14.4% of the Company's portfolio, representing a 289% increase. Additionally, the FY 2024 Earnings Press Release stated that BlackRock TCP's NAV had fallen 22.4% from the prior year, and total losses increased to $194,895,042, representing a 186% increase year over year.

96. On this news, the Company's stock price fell $0.90 per share, or approximately 9.6%, from a closing price of $9.34 per share on February 26, 2025, to close at $8.44 per share on February 27, 2025. However, the Individual Defendants continued to obfuscate the truth surrounding the Company's NAV and non-accrual percentage.

97. For example, the FY 2024 Earnings Press Release assured investors that "the vast majority of our portfolio continued to perform well," represented by a NAV of $9.23 per share. Specifically, the FY 2024 Earnings Press Release stated, in relevant part:

• ***Net asset value per share was $9.23*** as of December 31, 2024 compared to $10.11 as of September 30, 2024.

• ***Net decrease in net assets from operations on a GAAP basis for the quarter ended December 31, 2024 was $38.6 million***, or $0.45 per share, compared to a $21.6 million, or $0.25 per share, net decrease in net assets from operations for the quarter ended September 30, 2024.

* * *

• ***As of December 31, 2024, debt investments on non-accrual status represented 5.6% of the portfolio at fair value and 14.4% at cost***, compared to 3.8% of the portfolio at fair value and 9.3% at cost as of September 30, 2024.

* * *

[“]***While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results in recent quarters***. TCPC’s new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the portfolio performance to historical levels, said Phil Tseng, Chairman and CEO of BlackRock TCP Capital Corp.

* * *

	Year ended December 31,			
	2024		2023	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 131,757,870	1.65	$ 106,556,758	1.84
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Adjusted net investment income	$ 121,454,116	1.52	$ 106,556,758	1.84
Net realized and unrealized gain (loss)	$ (194,895,042)	(2.45)	$ (68,082,326)	(1.18)
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net realized and unrealized gain (loss)	$ (206,478,136)	(2.59)	$ (68,082,326)	(1.18)
Net increase (decrease) in net assets resulting from operations	$ (63,137,172)	(0.79)	$ 38,474,432	0.67
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net increase (decrease) in assets resulting from operations	$ (85,024,020)	(1.06)	$ 38,474,432	0.67

* * *

> Net unrealized losses for the three months ended December 31, 2024 primarily reflects a $50.3 million unrealized loss on our investment in Razor, a $7.3 million unrealized loss on our investment in Securus, a $6.5 million unrealized loss on our investment in Astra, a $4.9 million unrealized loss on our investment in Homerenew Buyer, a $4.1 million unrealized loss on our investment in Pluralsight, a $3.1 million unrealized loss on our investment in Fishbowl and a $3.0 million unrealized loss on our investment in InMoment, partially offset by a $14.8 million reversals of previous unrealized losses of our investment in SellerX. Net decrease in net assets resulting from operations for the three months ended December 31, 2024 was $38.6 million, or $0.45 per share.

98. That same day, the Company submitted its Annual Report on Form 10-K with the SEC for the 2024 fiscal year (the "2024 Form 10-K"). The 2024 Form 10-K was signed by Defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer. Attached to the 2024 Form 10-K were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 2024 Form 10-K and that the 2024 Form 10-K "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

99. The 2024 Form 10-K reaffirmed BlackRock TCP's financial results stated in the FY 2024 Earnings Press Release and further detailed the Company's NAV. Specifically, the 2024 Form 10-K stated, in relevant part:

	2024	2023	2022	2021	2020
Per Common Share					
Per share NAV at beginning of period	$ 11.90	$ 12.93	$ 14.36	$ 13.24	$ 13.21
Investment operations:					
Net investment income before excise taxes	1.66	1.85	1.53	1.26	1.43
Excise taxes	0.00	(0.01)	—	—	—
Net investment income [1]	1.66	1.84	1.53	1.26	1.43
Net realized and unrealized gain (loss) [1]	(2.60)	(1.18)	(1.69)	1.17	(0.16)
Total from investment operations	(0.94)	0.66	(0.16)	2.43	1.27
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	(0.28)	—	—	—	
Repurchase of common stock	0.01	—	—	—	0.12
Issuance of convertible debt	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	(0.11)	(0.04)
Cumulative effect adjustment for the adoption of ASU 2020-06 [3]	—	—	0.00	—	—
Ordinary income dividends	(1.46)	(1.69)	(1.27)	(1.20)	(1.13)
Tax basis returns of capital	—	—	—	—	(0.19)
Dividends to common shareholders [4]	(1.46)	(1.69)	(1.27)	(1.20)	(1.32)
Per share NAV at end of period	$ 9.23	$ 11.90	$ 12.93	$ 14.36	$ 13.24
Per share market price at end of period	$ 8.71	$ 11.54	$ 12.94	$ 13.51	$ 11.24
Total return based on market value [5]	(11.9)%	2.2%	5.2%	30.9%	(10.6)%
Total return based on net asset value [6]	(10.2)%	5.1%	-1.1%	17.5%	10.2%

100. The 2024 Form 10-K continued to report to investors that less than five percent of the Company's assets were not valued quarterly, stating, in relevant part:

> Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.
>
> ***All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company***. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily

available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

101. The 2024 Form 10-K also provided investors with warnings which "may" or "could" occur if the Company did not accurately report its NAV or the value its portfolio, stating, in relevant part:

> ***Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our investments, which could adversely affect the determination of our net asset value.***
>
> * * *
>
> Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair value determinations with respect to any non-traded investments we hold may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. ***As a result, investors purchasing our securities based on an overstated net asset value may pay a higher market price than the value of our investments might warrant.*** Conversely, investors selling securities based on a net asset value that understates the value of our investments may receive a lower market price for their securities than the value of our investments might warrant.
>
> * * *
>
> ***Economic recessions or downturns could impair our portfolio companies and harm our operating results.***
>
> Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, ***our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the values of our investments.*** Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets.

> Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
>
> * * *
>
> Inflationary pressures have been elevated in recent years, and there is a risk of the economy entering a recession.
>
> Any such recession would negatively impact the businesses in which we invest and our business. These impacts may include:
>
> • ***severe declines in the market price of our securities or net asset value;***
>
> • ***inability of the Company to accurately or reliably value its portfolio***;

April 2, 2025 Proxy Statement

102. On April 2, 2025, the Company filed the 2025 Proxy Statement with the SEC. Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer solicited the 2025 proxy Statement, pursuant to Section 14(a) of the Exchange Act, which contained material misstatements and omissions.[5]

103. The 2025 Proxy Statement called for the Company's shareholders to vote to, *inter alia*: (1) re-elect Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board; and (2) to authorize the Company, with approval of its Board, to sell shares of the Company's common stock at a price or prices below its NAV in one or more offerings in the next twelve months, subject to certain limitations.

104. Regarding "Means by Which the Board of Directors Supervises Officers," the 2025 Proxy Statement stated:

---

[5] On April 10, 2025, the Company filed a revised proxy statement to correct a typographical error as the original proxy statement stated that the director nominees were to serve until the 2025 Annual Meeting of the Stockholders instead of the 2026 Annual Meeting of the Stockholders.

> The Board of Directors is regularly informed on developments and issues related to the business of the Company, and monitors the activities and responsibilities of the officers in various ways. At each regular meeting of the Board of Directors, the officers report to the Board of Directors on developments and important issues. Each of the officers, as applicable, also provides regular updates to the members of the Board of Directors regarding the Company's business between the dates of regular meetings of the Board of Directors. Officers and other members of the Advisor, at the invitation of the Board of Directors, regularly attend portions of meetings of the Board of Directors and its committees to report on the financial results of the Company, its operations, performance and outlook, and on areas of the business within their responsibility, including risk management and management information systems, as well as other business matters.

105. Regarding "The Board of Directors' Role in Risk Oversight," the 2025 Proxy Statement stated:

> Day-to-day risk management with respect to the Company is the responsibility of the Advisor or other service providers (depending on the nature of the risk) subject to the supervision of the Advisor. The Company is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by the Advisor and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Company. Risk oversight is part of the Board of Directors' general oversight of the Company and is addressed as part of various Board of Directors and committee activities. The Board of Directors, directly or through a committee, also reviews reports from, among others, management, the independent registered public accounting firm for the Company and internal accounting personnel for the Advisor, as appropriate, regarding risks faced by the Company and management's or the service provider's risk functions. The committee system facilitates the timely and efficient consideration of matters by the Directors, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Company's activities and associated risks. Our Chief Compliance Officer oversees the implementation and testing of the Company's compliance program and reports to the Board of Directors regarding compliance matters for the Company and its service providers. The Independent Directors have engaged independent legal counsel to assist them in performing their oversight responsibilities.

106. Regarding "Code of Ethics," the 2025 Proxy Statement stated:

> The Company has adopted codes of ethics and business conduct that apply to, among others, the Directors, as well as its officers, including its Chief Executive Officer, Chief Operating Officer and President, and Chief Financial Officer and Treasurer, or persons performing similar functions (collectively, "Senior Officers"). The code of ethics can be accessed at http://Investors.TCPCapital.com/corporate-governance. The Company intends to disclose any amendments to or waivers of required provisions of the applicable codes on the Company's website and as otherwise required by the rules promulgated by NASDAQ and the SEC.

107. Regarding BlackRock's TCP Audit Committee, the 2025 Proxy Statement stated:

> **Audit Committee**. The Audit Committee operates pursuant to a charter approved by our Board of Directors and met four times during the fiscal year ended December 31, 2024. The Audit Committee currently holds regular meetings on a quarterly basis and special meetings as needed. The charter sets forth the responsibilities of the Audit Committee and can be accessed at http://Investors.TCPCapital.com/corporate-governance. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board of Directors in fulfilling its responsibilities for overseeing all material aspects of our accounting and financial reporting processes, monitoring the independence and performance of our independent registered public accounting firm, providing a means for open communication among our independent accountants, financial and senior management and the Board of Directors, and overseeing our compliance with legal and regulatory requirements. The Audit Committee is presently composed of Mses. Leets, Petro and Usifer (Chair) and Messrs. Baron and Draut, each of whom is considered independent for purposes of the 1940 Act and The Nasdaq Global Select Market listing standards. Our Board of Directors has determined that each member of our Audit Committee is an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934 (the "1934 Act"). In addition, each member of our Audit Committee meets the current independence and experience requirements of Rule 10A-3 of the 1934 Act and, in addition, is not an "interested person" of the Company or of the Advisor as defined in Section 2(a)(19) of the 1940 Act.

(emphasis in original)

108. Regarding "Reasons to offer Common Stock Below NAV Per Share," the 2025 Proxy Statement stated, in relevant part:

> The current economic situation, including high interest rates and inflationary pricing, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to severe market disruptions and volatility and reduced economic activity, may have long-term negative effects on the U.S. and worldwide financial markets and economy and may cause further economic uncertainties in the U.S. and worldwide. It is difficult to predict how long the financial markets and economic activity will continue to be impacted by these events and the Company cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets. However, these events could have a significant negative impact on the Company's performance, net asset value, liquidity, income, operating results and ability to pay distributions and service debt, as well as the performance, income, operating results and viability of companies in which it invests. If adverse conditions continue, the Company and other companies in the financial services sector may not have access to sufficient debt and equity capital to take advantage of favorable investment opportunities. Capital may not be available to the Company on favorable terms, or at all, in light of the inherent uncertainty and volatility of the financial markets.
>
> In adverse economic environments, companies that have access to capital have a significant advantage. The Company believes that such market conditions may create opportunities to invest in assets at prices that are at discounts to their economic or intrinsic fair value. For firms that continue to have access to capital, adverse economic environments may provide investment opportunities on more favorable terms than in other periods, including more reasonable pricing of risk and more advantageous contractual provisions. To capitalize on these investment opportunities as they arise, the Company needs to be able to maintain consistent access to capital.
>
> * * *
>
> Stockholder approval of Proposal II will provide the Company with flexibility. In addition to using a portion of net proceeds from an offering of

the Company's shares at a price below NAV to make investments in accordance with the Company's investment objective, the Company may use a portion of the net proceeds from any such offering to repay outstanding borrowings.

* * *

The Board of Directors believes that having the flexibility to issue our common stock below NAV per share in certain instances is in the best interests of stockholders. If we were unable to access the capital markets as attractive investment opportunities arise, our ability to grow over time and continue to pay steady or increasing dividends to stockholders could be adversely affected. It could also have the effect of forcing us to sell assets that we would not otherwise sell, and such sales could occur at times that are disadvantageous to sell. We could also expend considerable time and resources on a capital raise advantageous for stockholders, but be forced to abandon it solely due to stock market activity causing our stock price to dip temporarily below our NAV per share plus selling costs. Even if we are able to access the capital markets, there is no guarantee that we will grow over time and continue to pay steady or increasing dividends. The Board of Directors believes that sales of common stock at less than NAV per share in the future could have either a positive or negative effect on the Company's stock price depending on a variety of factors, including the Company's use of the proceeds of such sales.

109. The 2025 Proxy Statement also stated the conditions of a sale of Company stock below its NAV would be when:

• majority of our Independent Directors and a majority of the Company's Directors who have no financial interest in the sale have approved the sale as in the best interests of the Company and its stockholders;

• a majority of such Directors, who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, or a sales manager or sales managers, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such shares of our common stock, that the price at which such shares of our common stock are to be sold is not less than a price which closely

approximates the market value of those shares of our common stock, less any underwriting commission or discount, which could be substantial; and

• the number of shares to be sold on any given date pursuant to such authority does not exceed 25% of the Company's then outstanding common stock immediately prior to each such sale.

110. Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer caused the 2025 Proxy Statement to be false and misleading by failing to disclose, *inter alia*, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to resolve challenged credits and the diminished quality of its investment portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's Net Asset Value was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading at all relevant times.

111. The 2025 Proxy Statement also failed to disclose, *inter alia*, that: (1) although the Company claimed its officers and directors adhered to the Code of Ethics, the Individual Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the 2025 Proxy Statement's descriptions of the Board's and its committee's risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

112. Additionally, the proposal to authorize the Company to sell shares at prices below its NAV subjected the Company to additional risk as such an issuance would reduce NAV per share, a key financial metric for the Company.

113. As a result of Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer causing the 2025 Proxy Statement to be misleading, Company shareholders voted, *inter alia*, to: (1) re-elect Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) authorize the Company, with approval of its Board, to sell shares of the Company's

common stock at a price or prices below its NAV in one or more offerings in the next twelve months, subject to certain limitations.

May 8, 2025 Financial Reports

114. On May 8, 2025, the Company issued the 1Q 2025 Earnings Press Release, which reaffirmed that the Company "made meaningful progress in strengthening our portfolio in the first quarter" and the Company was seeing "portfolio stabilization."

115. Specifically, the 1Q 2025 Earnings Press Release stated, in relevant part:

> • ***Net asset value per share was $9.18*** as of March 31, 2025 compared to $9.23 as of December 31, 2024.
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended March 31, 2025 was $20.9 million***, or $0.25 per share, compared to a $38.6 million, or $0.45 per share, net decrease in net assets from operations for the quarter ended December 31, 2024.
>
> * * *
>
> "***We made meaningful progress in strengthening our portfolio in the first quarter, and we are pleased to see signs of portfolio stabilization***. Investments on non-accrual loans declined to 4.4% from 5.6% of the portfolio at fair value this quarter, reflecting the exit of four non-accrual investments. Adjusted net investment income and net asset value were stable with last quarter's levels at $0.36 per share and $9.18 per share, respectively," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp.
>
> * * *

	Three months ended March 31, 2025 Amount	2025 Per Share	2024 Amount	2024 Per Share
Net investment income	$ 32,202,669	0.38	$ 28,261,273	0.46
Less: Purchase accounting discount amortization	1,502,373	0.02	539,491	0.01
Adjusted net investment income	$ 30,700,296	0.36	$ 27,721,782	0.45
Net realized and unrealized gain (loss)	$ (11,308,081)	(0.13)	$ (23,204,132)	(0.37)
Less: Realized gain (loss) due to the allocation of purchase discount	2,685,479	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(4,187,852)	(0.05)	21,347,357	0.34
Adjusted net realized and unrealized gain (loss)	$ (9,805,708)	(0.11)	$ (44,551,489)	(0.71)
Net increase (decrease) in net assets resulting from operations	$ 20,894,588	0.25	$ 5,057,141	0.08
Less: Purchase accounting discount amortization	1,502,373	0.02	539,491	0.01
Less: Realized gain (loss) due to the allocation of purchase discount	2,685,479	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(4,187,852)	(0.05)	21,347,357	0.34
Adjusted net increase (decrease) in assets resulting from operations	$ 20,894,588	0.25	$ (16,829,707)	(0.27)

116. The same day, the Company filed its Quarterly Report on Form 10-Q with the SEC for the first quarter of 2025 (the "1Q 2025 Form 10-Q"), which was signed by Defendants Tseng and Cuellar. Attached to the 1Q 2025 Form 10-Q were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 1Q 2025 Form 10-Q and that the 1Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

117. The 1Q 2025 Form 10-Q continued to reaffirm that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

118. Specifically, the 1Q 2025 Form 10-Q stated, in relevant part:

	Three Months Ended March 31,			
	2025		2024	
Per Common Share				
Per share NAV at beginning of period	$	9.23	$	11.90
Investment operations:				
Net investment income [(1)]		0.38		0.45
Net realized and unrealized gain (loss) [(1)]		(0.14)		(0.59)
Total from investment operations		0.24		(0.14)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [(2)]		—		(0.28)
Repurchase of common stock		0.00		—
Dividends to common shareholders		(0.29)		(0.34)
Per share NAV at end of period	$	9.18	$	11.14
Per share market price at end of period	$	8.01	$	10.43
Total return based on market value [(3) (4)]		(4.7)%		(6.7)%
Total return based on net asset value [(3) (5)]		2.6%		(3.6)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

August 7, 2025 Financial Reports

119. On August 7, 2025, the Company issues a press release reporting its financial results for the second quarter of 2025 (the "2Q 2025 Earnings Press Release"). The 2Q

2025 Earnings Press Release attributed a decline in NAV to "markdowns on previously restructured investments rather than new credit issues" while simultaneously highlighting that the Company had "made solid progress in reducing non-accruals."

120. Specifically, the 2Q 2025 Earnings Press Release stated, in relevant part:

> • ***Net asset value per share was $8.71 as of June 30, 2025*** compared to $9.18 as of March 31, 2025, driven largely by markdowns on previously restructured portfolio companies.
>
> • ***Net decrease in net assets from operations on a GAAP basis for the quarter ended June 30, 2025 was $15.9 million,*** or $0.19 per share, compared to a $20.9 million, or $0.25 per share, net increase in net assets from operations for the quarter ended March 31, 2025.
>
> * * *
>
> "***We made solid progress in reducing non-accruals***, which declined to 3.7% of the portfolio's fair market value in the second quarter, down from 4.4% last quarter and 5.6% at the end of 2024," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp. "***While net asset value declined, this was driven by markdowns on previously restructured investments rather than new credit issues***. We are actively engaged with these portfolio companies and focused on optimizing outcomes for our shareholders. At the same time, we continue to selectively deploy capital into attractive investment opportunities that align with our stated strategy and our objective of returning our portfolio to historical performance levels."
>
> * * *

	Three months ended June 30,			
	2025		2024	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 27,594,675	0.32	$ 35,825,532	0.42
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Adjusted net investment income	$ 26,301,154	0.31	$ 32,131,026	0.38
Net realized and unrealized gain (loss)	$ (43,501,259)	(0.51)	$ (87,102,049)	(1.02)
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net realized and unrealized gain (loss)	$ (42,207,738)	(0.50)	$ (83,407,543)	(0.98)
Net increase (decrease) in net assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net increase (decrease) in assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)

121. On the same day, the Company filed its Quarterly Report on Form 10-Q with the SEC for the second quarter of 2025 (the "2Q 2025 Form 10-Q") which was signed by Defendants Tseng and Cuellar. Attached to the 2Q 2025 Form 10-Q were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 2Q 2025 Form 10-Q and that the 2Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

122. The 2Q 2025 Form 10-Q continued to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

123. Specifically, the 2Q 2025 Form 10-Q stated, in relevant part:

	Six Months Ended June 30,	
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income (1)	0.70	0.87
Net realized and unrealized gain (loss) (1)	(0.64)	(1.61)
Total from investment operations	0.06	(0.74)
Net decrease in net assets as a result of issuance of shares in connection with the Merger (2)	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.58)	(0.68)
Per share NAV at end of period	$ 8.71	$ 10.20
Per share market price at end of period	$ 7.70	$ 10.80
Total return based on market value (3) (4)	(4.9)%	(0.5)%
Total return based on net asset value (3) (5)	0.7%	(8.6)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

November 6, 2025 Financial Reports

124. On November 6, 2025, the Company issued a press release reporting its financial results for the third quarter of 2025 (the "3Q 2025 Earnings Press Release"). The

3Q 2025 Earnings Press Release touted the Company's "more diversified, lower risk portfolio" and the Company's progress in "resolving challenged credits, improving the quality of our portfolio."

125. Specifically, the 3Q 2025 Earnings Press Release stated, in relevant part:

> • ***Net asset value per share was $8.71*** as of September 30, 2025, unchanged from June 30, 2025.
>
> • ***Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2025 was $24.4 million***, or $0.29 per share, compared to a $15.9 million, or $0.19 per share, net decrease in net assets from operations for the quarter ended June 30, 2025.
>
> * * *
>
> "We are encouraged by the progress we have made in executing against the strategic priorities we established at the start of the year – ***resolving challenged credits, improving the quality of our portfolio***, and positioning TCPC to return to historical performance levels," said Phil Tseng, Chairman, CEO, and Co-CIO of BlackRock TCP Capital Corp. "In the third quarter, non-accruals declined to 3.5% of the portfolio's fair market value, down from 3.7% last quarter and 5.6% at the end of 2024. We have also reduced the average position size in our portfolio by making new investments in the current year with an average position size of $7.8 million compared to the average position size of $11.7 million at the end of 2024, creating a ***more diversified, lower risk portfolio.***
>
> * * *

	Three months ended September 30,			
	2025		2024	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 27,281,273	0.32	$ 33,877,641	0.40
Less: Purchase accounting discount amortization	1,645,031	0.02	3,044,864	0.04
Adjusted net investment income	$ 25,636,242	0.30	$ 30,832,777	0.36
Net realized and unrealized gain (loss)	$ (2,911,561)	(0.03)	$ (12,244,681)	(0.14)
Less: Realized gain (loss) due to the allocation of purchase discount	5,849,398	0.07	2,727,500	0.03
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(7,494,429)	(0.09)	(5,772,364)	(0.07)
Adjusted net realized and unrealized gain (loss)	$ (1,266,530)	(0.01)	$ (9,199,817)	(0.10)
Net increase (decrease) in net assets resulting from operations	$ 24,369,712	0.29	$ 21,632,960	0.25
Less: Purchase accounting discount amortization	1,645,031	0.02	3,044,864	0.04
Less: Realized gain (loss) due to the allocation of purchase discount	5,849,398	0.07	2,727,500	0.03
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(7,494,429)	(0.09)	(5,772,364)	(0.07)
Adjusted net increase (decrease) in assets resulting from operations	$ 24,369,712	0.29	$ 21,632,960	0.25

126. On the same day, the Company filed its Quarterly Report on Form 10-Q with the SEC (the "3Q 2025 Form 10-Q") which was signed by Defendants Tseng and Cuellar. Attached to the 3Q 2025 Form 10-Q were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 3Q 2025 Form 10-Q and that the 3Q 2025 Form 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

127. The 3Q 2025 Form 10-Q continued to represent that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

128. Specifically, the 3Q 2025 Form 10-Q stated, in relevant part:

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [1]	1.02	1.26
Net realized and unrealized gain (loss) [1]	(0.67)	(1.75)
Total from investment operations	0.35	(0.49)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.87)	(1.02)
Per share NAV at end of period	$ 8.71	$ 10.11
Per share market price at end of period	$ 6.20	$ 8.29
Total return based on market value [3] [4]	(18.8)%	(19.3)%
Total return based on net asset value [3] [5]	3.8%	(6.5)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

129. The statements referenced in ¶¶ 97-101, 114-128 were materially false and misleading when made because they failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, the identified statements failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its

investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's Net Asset Value was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

The Truth Fully Emerges

January 23, 2026 Form 8-K

130. The truth fully emerged on January 23, 2026, when the Company filed the FY 2025 Earnings Form 8-K which was signed by Defendants Cuellar. The FY 2025 Earnings Form 8-K revealed that the Company's estimated NAV per share as of December 31, 2025 was in the range of $7.05 to $7.09, representing a 19% decline from the previous quarter, and a 23.4% decline from the previous year.

131. Specifically, the FY 2025 Earnings Form 8-K stated, in relevant part:

> *Preliminary Financial Estimates:*
>
> We currently preliminarily estimate:
>
> • ***The Company's net asset value per share as of December 31, 2025 to be between approximately $7.05 and $7.09, an anticipated decline of approximately 19.0% during the quarter ended December 31, 2025***, compared to a net asset value per share of $8.71 as of September 30, 2025. This decline is primarily driven by issuer-specific developments during the quarter.
>
> • The Company's net investment income per share to be between approximately $0.24 and $0.26 for the three months ended December 31, 2025, which includes approximately 10.9% of payment-in-kind (PIK) income.
>
> • Debt investments on non-accrual status will represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% of the Company's portfolio at fair value and 7.0% at cost as of September 30, 2025.

132. On this news, the Company's stock price fell $0.76 per share, or approximately 13%, from a closing price of $5.86 per share on January 23, 2026, to close at $5.10 per share on January 26, 2026.

REPURCHASES DURING THE RELEVANT PERIOD

133. During the Relevant Period, the Individual Defendants caused the Company to initiate repurchases of its common stock that substantially damaged the Company. In total, the Company spent an aggregate amount of approximately $1.4 million to repurchase approximately 239,410 shares of its own common stock at artificially inflated prices from January 1, 2025 through November 5, 2025.

134. According to the 3Q 2025 Form 10-Q, between January 1, 2025 and September 30, 2025, the Company repurchased 69,446 of its own common stock at an average price per share of approximately $6.68, for a total cost to the Company of $464,080.

135. As the Company's stock was actually worth only $5.10, the price at closing on January 26, 2026, the Company overpaid by approximately $109,905 for repurchases of its own stock between January 1, 2025 and September 30, 2025.

136. According to the 3Q 2025 Form 10-Q, between October 1, 2025 and November 5, 2025, the Company repurchased 169,964 of its own common stock at an average price per share of approximately $5.80, for a total cost to the Company of $977,677.

137. As the Company's stock was actually worth only $5.10, the price at closing on January 26, 2026, the Company overpaid by approximately $110,861 for repurchases of its own stock between October 1, 2025 and November 5, 2025.

138. Thus, in total, during the Relevant Period, the Company overpaid for repurchases of its own stock by approximately $220,766.

DAMAGES TO BLACKROCK TCP

139. As a direct and proximate result of the Individual Defendants' conduct,

BlackRock TCP has lost and will continue to lose and expend many millions of dollars.

140. Such expenditures include, but are not limited to, legal fees, costs, and any payments for resolution of or to satisfy a judgment associated with the Securities Class Action, and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

141. Such expenditures also include, but are not limited to, fees, costs, and any payments for resolution of or to satisfy judgments associated with any other lawsuits filed against the Company or the Individual Defendants based on the misconduct alleged herein, and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

142. Such expenditures will also include costs incurred in any internal investigations pertaining to violations of law, costs incurred in defending any investigations or legal actions taken against the Company due to its violations of law, and payments of any fines or settlement amounts associated with the Company's violations.

143. Such losses include the Company's overpayment of approximately $220,766 for repurchases of its own stock during the period when the Company's stock price was artificially inflated due to the false and misleading statements discussed above.

144. Additionally, these expenditures include, but are not limited to, unjust compensation, benefits, and other payments provided to the Individual Defendants who breached their fiduciary duties to the Company.

145. As a direct and proximate result of the Individual Defendants' conduct, BlackRock TCP has also suffered and will continue to suffer a loss of reputation and goodwill, and a "liar's discount" that will plague the Company's stock in the future due to the Company's and their misrepresentations.

DERIVATIVE ALLEGATIONS

146. Plaintiff brings this action derivatively and for the benefit of BlackRock TCP to redress injuries suffered, and to be suffered, as a result of the Individual Defendants' breaches of their fiduciary duties as controlling shareholders, directors, and/or officers of

BlackRock TCP, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the Exchange Act.

147. BlackRock TCP is named solely as a nominal party in this action. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

148. Plaintiff is, and has been at all relevant times, a shareholder of BlackRock TCP. Plaintiff will adequately and fairly represent the interests of BlackRock TCP in enforcing and prosecuting its rights, and, to that end, has retained competent counsel, experienced in derivative litigation, to enforce and prosecute this action.

DEMAND FUTILITY ALLEGATIONS

149. Plaintiff incorporates by reference and realleges each and every allegation stated above as if fully set forth herein.

150. A pre-suit demand on the Board is futile and, therefore, excused. When this action was filed, BlackRock TCP's Board consisted of the following six individuals: Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer (the "Director-Defendants"). Plaintiff needs only to allege demand futility as to three of the six Director-Defendants that were on the Board at the time this action was filed.

151. Demand is excused as to all of the Director-Defendants because each one of them faces, individually and collectively, a substantial likelihood of liability as a result of the scheme they engaged in knowingly or recklessly to make and/or cause the Company to make false and misleading statements and omissions of material fact, while they caused the Company to repurchase its own stock at artificially inflated prices. This renders the Director-Defendants unable to impartially investigate the charges and decide whether to pursue action against themselves and the other perpetrators of the scheme.

152. In complete abdication of their fiduciary duties, the Director-Defendants either knowingly or recklessly caused or permitted BlackRock TCP to issue materially false and misleading statements. Specifically, the Director-Defendants caused BlackRock TCP to issue false and misleading statements which were intended to make BlackRock

TCP appear more profitable and attractive to investors. Moreover, the Director-Defendants caused the Company to fail to maintain internal controls. As a result of the foregoing, the Director-Defendants breached their fiduciary duties, face a substantial likelihood of liability, are not disinterested, and demand upon them is futile, and thus excused.

153. Additional reasons that demand on Defendant Tseng is futile follow. Defendant Tseng serves as the Chairman of the Board, the Company's Co-Chief Investment Officer, and the Company's CEO since November 2024. He previously served as the Company's President from 2021 until 2024. The Company provides Defendant Tseng with his principal occupation for which he receives handsome compensation. Thus, as the Company admits, he is an interested director as defined by the 1940 Act. As the Company's highest officer, he conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Tseng signed the false and misleading 2024 Form 10-K, 1Q 2025 Form 10-Q, 2Q 2025 Form 10-Q, and 3Q 2025 Form 10-Q. Moreover, Defendant Tseng solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of himself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. Further, Defendant Tseng is a defendant in the Securities Class Action. For these reasons, too, Defendant Tseng breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

154. Additional reasons that demand on Defendant Baron is futile follow. Defendant Baron has served as a Company director since 2024. He also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Baron with handsome

compensation for his role as a Company director. As a trusted, long-time Company director, he conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Baron signed the false and misleading 2024 Form 10-K. Moreover, Defendant Baron solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of himself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, too, Defendant Baron breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

155. Additional reasons that demand on Defendant Draut is futile follow. Defendant Draut has served as a Company director since 2011 and as Lead Independent Director since 2021. He also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Draut with handsome compensation for his role as a Company director. As a trusted, long-time Company director, he conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded his duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Baron signed the false and misleading 2024 Form 10-K. Moreover, Defendant Baron solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of himself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, too, Defendant Baron breached his fiduciary duties, faces a

substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

156. Additional reasons that demand on Defendant Leets is futile follow. Defendant Leets has served as a Company director since October 2022. She also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Leets with handsome compensation for her role as a Company director. As a trusted, long-time Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Leets signed the false and misleading 2024 Form 10-K. Moreover, Defendant Leets solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, too, Defendant Leets breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

157. Additional reasons that demand on Defendant Petro is futile follow. Defendant Petro has served as a Company director since August 2020. She also serves as the Chair of the Governance and Compensation Committee and as a member of the Audit Committee and the Joint Transaction Committee. The Company provides Defendant Petro with handsome compensation for her role as a Company director. As a trusted, long-time Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant

Petro signed the false and misleading 2024 Form 10-K. Moreover, Defendant Petro solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, too, Defendant Petro breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

158. Additional reasons that demand on Defendant Usifer is futile follow. Defendant Usifer has served as a Company director since 2024. She also serves as the Chair of the Audit Committee and as a member of the Governance and Compensation Committee and the Joint Transactions Committee. The Company provides Defendant Usifer with handsome compensation for her role as a Company director. As a trusted, long-time Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor such controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Usifer signed the false and misleading 2024 Form 10-K. Moreover, Defendant Usifer solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, *inter alia*, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, too, Defendant Usifer breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

159. Additional reasons that demand on the Board is futile follow.

160. Defendants Usifer (as Chair), Baron, Draut, Leets, and Petro served as

members of the Audit Committee at all relevant times (collectively, the "Audit Committee Defendants"). As such, they were responsible for the effectiveness of the Company's internal controls, the truth and accuracy of the Company's financial statements, and the Company's compliance with applicable laws and regulations. During the Relevant Period, the Audit Committee Defendants violated the Audit Committee Charter by engaging in or permitting the Company to engage in the dissemination of materially false and misleading statements to the public and to facilitate the Individual Defendants' violations of law, including breaches of fiduciary duty and violations of the Exchange Act; failed to adequately exercise their risk management and risk assessment functions; and failed to ensure adequate Board oversight of the Company's internal control over financial reporting, disclosure controls and procedures, and the Code of Ethics. Thus, the Audit Committee Defendants breached their fiduciary duties, are not independent or disinterested, and thus demand is excused as to them.

161. In violation of the Code of Ethics, the Director-Defendants conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to issue materially false and misleading statements to the public and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the Exchange Act. In further violation of the Code of Ethics, the Director-Defendants failed to comply with laws and regulations, maintain the accuracy of Company records and reports, avoid conflicts of interest, conduct business in an honest and ethical manner, and properly report violations of the Code of Ethics. Thus, the Director-Defendants face a substantial likelihood of liability and demand is futile as to them.

162. BlackRock TCP has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Director-Defendants have not filed any lawsuits against themselves or any others who were responsible for that wrongful conduct to attempt to recover for BlackRock TCP any part of the damages BlackRock TCP

suffered and will continue to suffer thereby. Thus, any demand upon the Director-Defendants would be futile.

163. The Director-Defendants' conduct described herein and summarized above could not have been the product of legitimate business judgment as it was based on bad faith and intentional, reckless, or disloyal misconduct. Thus, none of the Director-Defendants can claim exculpation from their violations of duty pursuant to the Company's charter (to the extent such a provision exists). As a majority of the Director-Defendants face a substantial likelihood of liability, they are self-interested in the transactions challenged herein and cannot be presumed to be capable of exercising independent and disinterested judgment about whether to pursue this action on behalf of the shareholders of the Company. Accordingly, demand is excused as being futile.

164. The acts complained of herein constitute violations of fiduciary duties owed by BlackRock TCP's officers and directors, and these acts are incapable of ratification.

165. The Director-Defendants may also be protected against personal liability for their acts of mismanagement and breaches of fiduciary duty alleged herein by directors' and officers' liability insurance if they caused the Company to purchase it for their protection with corporate funds, i.e., monies belonging to the stockholders of BlackRock TCP. If there is a directors' and officers' liability insurance policy covering the Director-Defendants, it may contain provisions that eliminate coverage for any action brought directly by the Company against the Director-Defendants, known as, *inter alia*, the "insured-versus-insured exclusion." As a result, if the Director-Defendants were to sue themselves or certain of the officers of BlackRock TCP, there would be no directors' and officers' insurance protection. Accordingly, the Director-Defendants cannot be expected to bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage, if such an insurance policy exists, will provide a basis for the Company to effectuate a recovery. Thus, demand on the Director-Defendants is futile and, therefore, excused.

166. If there is no directors' and officers' liability insurance, then the Director-Defendants will not cause BlackRock TCP to sue the Individual Defendants named herein, since, if they did, they would face a large uninsured individual liability. Accordingly, demand is futile in that event, as well.

167. Thus, for all of the reasons set forth above, all of the Director-Defendants, and, if not all of them, at least three of the Director-Defendants, cannot consider a demand with disinterestedness and independence. Consequently, a demand upon the Board is excused as futile.

FIRST CLAIM

Against Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer for Violations of Section 14(a) of the Securities Exchange Act of 1934

168. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

169. Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a)(1), provides that "[i]t shall be unlawful for any person, by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title [15 U.S.C. § 78l]."

170. Rule 14a-9, promulgated pursuant to § 14(a) of the Exchange Act, provides that no proxy statement shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

171. Under the direction and watch of the Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer, the 2025 Proxy Statement failed to disclose, *inter alia*, that: (1) although

the Company claimed its officers and directors adhered to the Code of Ethics, the Individual Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the descriptions of the Board's and its committees' risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

172. The 2025 Proxy Statement also failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

173. In the exercise of reasonable care, Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer knew or should have known that by misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2025 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2025 Proxy Statement including, but not limited to, the re-election of the Director-Defendants and the authorization of the issuance of new shares below the NAV.

174. As a result of Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer causing the 2025 Proxy Statement to be misleading, Company shareholders voted, *inter alia*, to: (1) re-elect Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) authorize the Company, with approval of its Board, to sell shares of the Company's common stock at a price or prices below its NAV in one or more offerings in the next twelve months, subject to certain limitations.

175. Additionally, the proposal to authorize the Company to sell shares at prices below its NAV subjected the Company to additional risk as such an issuance would reduce NAV per share, a key financial metric for the Company.

176. The Company was damaged as a result of the Individual Defendants' material misrepresentations and omissions in the 2025 Proxy Statement.

177. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

SECOND CLAIM

Against the Individual Defendants for Violations of Section 10(b) and Rule 10b-5 of the Exchange Act

178. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

179. The Individual Defendants participated in a scheme to defraud with the purpose and effect of defrauding BlackRock TCP. Not only is BlackRock TCP now defending claims that it violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, but the Company itself is also one of the largest victims of the unlawful scheme perpetrated upon BlackRock TCP by the Individual Defendants. With the price of its common stock trading at artificially inflated prices due to the Individual Defendants' misconduct, the Individual Defendants caused the Company to repurchase ***239,410*** of its own shares at artificially inflated prices, damaging BlackRock TCP.

180. During the Relevant Period, the Individual Defendants also individually and in concert, directly and indirectly, by the use and means of instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct designed to falsify the Company's press releases, public statements made in earnings calls, and periodic and current reports filed with the SEC.

181. The Individual Defendants employed devices, schemes, and artifices to defraud while in the possession of adverse, material, non-public information and engaged in acts, practices and a course of conduct that included the making of, or participation in the making of, untrue and/or misleading statements of material facts and/or omitting to

state material facts necessary in order to make the statements made about BlackRock TCP not misleading.

182. The Individual Defendants as top executives acted with scienter during the Relevant Period, in that they either had actual knowledge of the scheme and the misrepresentations and/or omissions of material facts set forth herein or acted with reckless disregard for the truth in that they failed to ascertain and to disclose the true facts, even though such facts were available to them. The Individual Defendants were the top executives of the Company, or received direct briefings from them, and were therefore directly responsible for the scheme set forth herein and for the false and misleading statements and/or omissions disseminated to the public through filings with the SEC.

183. By virtue of the foregoing, the Individual Defendants have violated §10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

THIRD CLAIM
Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

184. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

185. The Individual Defendants, by virtue of their positions with BlackRock TCP and their specific acts, were, at the time of the wrongs alleged herein, controlling persons of BlackRock TCP and each of its officers and directors who made the false and misleading statements alleged herein within the meaning of §20(a) of the Exchange Act. The Individual Defendants had the power and influence and exercised the same to cause BlackRock TCP to engage in the illegal conduct and practices complained of herein.

186. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

FOURTH CLAIM
Against the Individual Defendants for Breach of Fiduciary Duties

187. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

188. Each Individual Defendant owed to the Company the duty to exercise candor, good faith, and loyalty in the management and administration of BlackRock TCP's business and affairs.

189. Each of the Individual Defendants violated and breached their fiduciary duties of candor, good faith, loyalty, reasonable inquiry, oversight, and supervision.

190. The Individual Defendants' conduct set forth herein was due to their intentional or reckless breach of the fiduciary duties they owed to the Company, as alleged herein. The Individual Defendants intentionally or recklessly breached or disregarded their fiduciary duties to protect the rights and interests of BlackRock TCP.

191. In breach of their fiduciary duties owed to BlackRock TCP, the Individual Defendants willfully or recklessly made and/or caused the Company to make false and misleading statements and/or omissions of material fact that failed to disclose, *inter alia*, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's Net Asset Value was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

192. In further breach of their fiduciary duties, the Individual Defendants failed to correct and/or caused the Company to fail to correct the false and misleading statements and/or omissions of material fact referenced herein, which renders them personally liable to the Company for breaching their fiduciary duties.

193. Also, in breach of their fiduciary duties, the Individual Defendants caused the Company to fail to maintain internal controls.

194. In yet further breach of their fiduciary duties, during the Relevant Period, the Individual Defendants willfully or recklessly caused the Company to repurchase thousands of shares of its own common stock at artificially inflated prices before the fraud was exposed.

195. The Individual Defendants had actual or constructive knowledge that the Company issued materially false and misleading statements, and they failed to correct the Company's public statements and representations. The Individual Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth, in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such material misrepresentations and omissions were committed knowingly or recklessly and for the purpose and effect of artificially inflating the price of BlackRock TCP's securities.

196. The Individual Defendants had actual or constructive knowledge that they had caused the Company to improperly engage in the fraudulent scheme set forth herein and to fail to maintain internal controls. The Individual Defendants had actual knowledge that the Company was engaging in the fraudulent scheme set forth herein, and that internal controls were not adequately maintained, or acted with reckless disregard for the truth, in that they caused the Company to improperly engage in the fraudulent scheme and to fail to maintain adequate internal controls, even though such facts were available to them. Such improper conduct was committed knowingly or recklessly and for the purpose and effect of artificially inflating the price of BlackRock TCP's securities. The Individual Defendants, in good faith, should have taken appropriate action to correct the scheme alleged herein and to prevent it from continuing to occur.

197. These actions were not a good-faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

198. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, BlackRock TCP has sustained and continues to sustain significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

199. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

FIFTH CLAIM

Against the Individual Defendants for Unjust Enrichment

200. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

201. By their wrongful acts, violations of law, and false and misleading statements and omissions of material fact that they made and/or caused to be made, the Individual Defendants were unjustly enriched at the expense of, and to the detriment of, BlackRock TCP.

202. The Individual Defendants either benefitted financially from the improper conduct, or received bonuses, stock options, or similar compensation from BlackRock TCP that was tied to the performance or artificially inflated valuation of BlackRock TCP, or received compensation or other payments that were unjust in light of the Individual Defendants' bad faith conduct. This includes lavish compensation, benefits, and other payments provided to the Individual Defendants who breached their fiduciary duties to the Company.

203. Plaintiff, as a shareholder and a representative of BlackRock TCP, seeks restitution from the Individual Defendants and seeks an order from this Court disgorging all profits, including from insider transactions, the redemption of preferred stock, benefits, and other compensation, including any performance-based or valuation-based compensation, obtained by the Individual Defendants due to their wrongful conduct and breach of their fiduciary and contractual duties.

204. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

SIXTH CLAIM

Against the Individual Defendants for Abuse of Control

205. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

206. The Individual Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence BlackRock TCP, for which they are legally responsible.

207. As a direct and proximate result of the Individual Defendants' abuse of

control, BlackRock TCP has sustained significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

208. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

SEVENTH CLAIM

Against the Individual Defendants for Gross Mismanagement

209. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

210. By their actions alleged herein, the Individual Defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of BlackRock TCP in a manner consistent with the operations of a publicly held corporation.

211. As a direct and proximate result of the Individual Defendants' gross mismanagement and breaches of duty alleged herein, BlackRock TCP has sustained and will continue to sustain significant damages.

212. As a result of the misconduct and breaches of duty alleged herein, the Individual Defendants are liable to the Company.

213. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

EIGHTH CLAIM

Against Individual Defendants for Waste of Corporate Assets

214. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

215. The Individual Defendants caused the Company to pay the Individual Defendants excessive salaries and fees, to the detriment of the shareholders and the Company.

216. As a result of the foregoing, and by failing to properly consider the interests of the Company and its public shareholders, the Individual Defendants have caused BlackRock TCP to waste valuable corporate assets, to incur many millions of dollars of

legal liability and/or costs to defend unlawful actions, to engage in internal investigations, and to lose financing from investors and business from future customers who no longer trust the Company and its products.

217. In addition, the Individual Defendants caused the Company to repurchase shares of its own common stock at artificially inflated prices, thereby wasting the Company's assets.

218. As a result of the waste of corporate assets, the Individual Defendants are each liable to the Company.

219. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

NINTH CLAIM

Against Defendants Vig, Tseng, and Cuellar for Contribution Under Sections 10(b) and 21D of the Exchange Act

220. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

221. BlackRock TCP and Defendants Vig, Tseng, and Cuellar are named as defendants in the Securities Class Action, which asserts claims under the federal securities laws for violations of Sections 10(b) and 20(a) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder. If and when the Company is found liable in the Securities Class Action for these violations of the federal securities laws, the Company's liability will be in whole or in part due to Defendant Vig's, Defendant Tseng's, and Defendant Cuellar's willful and/or reckless violations of their obligations as officers and/or directors of the Company.

222. Defendants Vig, Tseng, and Cuellar, because of their positions of control and authority as officers and/or directors of the Company, were able to and did, directly and/or indirectly, exercise control over the business and corporate affairs of the Company, including the wrongful acts complained of herein and in the Securities Class Action.

223. Accordingly, Defendants Vig, Tseng, and Cuellar are liable under 15 U.S.C. § 78j(b), which creates a private right of action for contribution, and Section 21D of the

Exchange Act, 15 U.S.C. § 78u-4(f), which governs the application of a private right of action for contribution arising out of violations of the Exchange Act.

224. As such, BlackRock TCP is entitled to receive all appropriate contribution or indemnification from Defendants Vig, Tseng, and Cuellar.

PRAYER FOR RELIEF

FOR THESE REASONS, Plaintiff demands judgment in the Company's favor against all Individual Defendants as follows:

(a) Declaring that Plaintiff may maintain this action on behalf of BlackRock TCP, and that Plaintiff is an adequate representative of the Company;

(b) Declaring that the Individual Defendants have breached and/or aided and abetted the breach of their fiduciary duties to BlackRock TCP;

(c) Determining and awarding to BlackRock TCP the damages sustained by it as a result of the violations set forth above from each of the Individual Defendants, jointly and severally, together with pre-judgment and post-judgment interest thereon;

(d) Directing BlackRock TCP and the Individual Defendants to take all necessary actions to reform and improve BlackRock TCP's corporate governance and internal procedures to comply with applicable laws and to protect BlackRock TCP and its shareholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for shareholder vote the following resolutions for amendments to the Company's Bylaws and/or Certificate of Incorporation and the following actions as may be necessary to ensure proper corporate governance policies:

1. a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater shareholder input into the policies and guidelines of the board;

2. a provision to permit the shareholders of BlackRock TCP to nominate at least three candidates for election to the Board;

3. a proposal to ensure the establishment of effective oversight of

compliance with applicable laws, rules, and regulations;

(e) Awarding BlackRock TCP restitution from Individual Defendants, and each of them;

(f) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees, costs, and expenses; and

(g) Granting such other and fu`rther relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 24, 2026

Respectfully submitted,

THE BROWN LAW FIRM, P.C.

/s/Robert C. Moest
Robert C. Moest, Of Counsel, SBN 62166
2530 Wilshire Boulevard, Second Floor
Santa Monica, CA 90403
Telephone: (310) 915-6628
Email: RMoest@gmail.com

Counsel for Plaintiff

VERIFICATION

I, Daniel Terwilliger, am a plaintiff in the within action. I have reviewed the allegations made in this Shareholder Derivative Complaint, know the contents thereof, and authorize its filing. To those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely upon my counsel and their investigation and believe them to be true.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20 day of February 2026.

Signed by:
Daniel Terwilliger
DE3D20C6F638417...
Daniel Terwilliger